As filed with the Securities and Exchange Commission on February 22, 2006
SEC Registration No. 333-131974
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933
RELIV’ INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

Delaware	37-1172197
(State or jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005
(636) 537-9715
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Robert L. Montgomery
Chairman, President and Chief Executive Officer
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005
(636) 537-9715
(Name, address, including zip code and telephone number,
including area code, of agent for service)
With copies to:

Gerald M. Miller, Esq. Vanasco Genelly & Miller 33 North LaSalle Street, Suite 2200 Chicago, IL 60602 (312) 786-5100	Richard A. Boehmer, Esq. O’Melveny & Myers LLP 400 South Hope St. Los Angeles, CA 90071-2899 (213) 430-6000
      Approximate date of proposed sale to public: As soon as practicable after the registration statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
      If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) of the Securities Act, check the following box.    ☐
      If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) of the Securities Act, check the following box.    ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion dated February 21, 2006
2,000,000 shares
RELIV’ INTERNATIONAL, INC.
Common Stock

        We are offering 1,200,000 shares of common stock and the selling stockholders identified in this prospectus are offering 800,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.
      Our common stock is traded on the Nasdaq National Market under the symbol “RELV.” On February 21, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $12.05 per share.

      Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 7 of this prospectus to read about risks you should consider carefully before buying shares of our common stock.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses to Reliv’ International, Inc.	$	$
Proceeds, before expenses to the Selling Stockholders	$	$
      Some of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of our common stock at the public offering price, less the underwriting discount, to cover any over-allotments.
      The underwriters expect to deliver the shares on or about                     , 2006.
Canaccord Adams

Avondale Partners

The Seidler Companies
Incorporated
The date of this prospectus is                     , 2006

relìv
Classic®
POWDERED DIETARY SUPPLEMENT
NET WT 18.2oz (516g)
relìv
n·o·w®
POWDERED DIETARY SUPPLEMENT
NET WT 18.01oz (513g)

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
In this prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and studies, as well as independent industry publications. Although we believe that these outside sources are reliable, we have not independently verified, and do not guarantee, the accuracy and completeness of this information.
Reliv Classic®, Reliv NOW®, Innergize!®, Arthaffect®, Cellebrate®, FibRestore®, ReversAge®, Reliv Delight®, Reliv Ultrim-Plus®, ProVantage®, CardioSentials®, SoySentials® and NOW for Kidstm are trademarks of Reliv’ International, Inc. All other brand names, trademarks or service marks referred to in this prospectus are the property of their owners.

i

PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and consolidated financial statements and notes thereto incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors included in this prospectus, as well as the consolidated financial statements and related notes incorporated by reference in this prospectus. In this prospectus, unless the context requires otherwise, “we,” “us,” “our” or “Reliv’ ” refer to Reliv’ International, Inc. and its subsidiaries.
Our Business
      We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. Our science-based supplements are packaged in powdered form and are not only simple to use but also, when mixed with water, juice or other liquid and consumed, provide an effective means of delivering nutrients to the body. We also offer a line of skin care products. We sell our products through an international network marketing system using independent distributors. As of December 31, 2005, our network consisted of approximately 65,500 distributors — 52,000 in the United States and 13,500 across our international markets. We have sold products in the United States since 1988 and in selected international markets since 1991.
      For the nine months ended September 30, 2005, we generated net sales of $86.1 million, operating income of $9.4 million and net income of $5.7 million, an increase of 20.3% in net sales, 37.4% in operating income and 39.1% in net income, over the same period in 2004.
      We currently offer 13 nutritional supplements and a line of seven skin care products. We have selectively evolved our product offering over our history. Our core line of nutritional supplements, which represented 61.0% of net sales for the nine months ended September 30, 2005, includes the following four products:

•	Reliv Classic and Reliv NOW — two basic nutritional supplements containing a full and balanced blend of vitamins, minerals, proteins and herbs

•	Innergize! — an isotonic sports supplement in three flavors

•	FibRestore — a high-fiber and antioxidant supplement
      These are our most successful supplements based on net sales. We have nine other nutritional supplements that complement these four core products. We periodically refine our products and introduce related new products and product categories. Our internal research and development team has developed most of our products, and we hold U.S. patents on five of these — Innergize!, FibRestore, Arthaffect, ReversAge and Cellebrate. In addition, we have applied for U.S. patents on ProVantage and CardioSentials.
      We believe that our network marketing model is the best method for the marketing and sale of our products because it utilizes ongoing personal contact among our distributors and their retail customers. This enables our distributors to communicate directly regarding the products, the business opportunity we offer and their personal experiences with both. We provide our distributors with a financially rewarding and entrepreneurial opportunity, affording them the ability to earn compensation both from the direct sale of products and from sales volume generated by distributors they sponsor. We actively support our distributors by providing marketing materials, a dependable product fulfillment system and frequent educational, training and motivational programs.

      The majority of our sales traditionally have been, and are expected to continue to be, made through our distributors in the United States. We also currently generate sales through distributor networks in Australia, Canada, Germany, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom. In each country in which we conduct business, our distributors operate under a uniform business and compensation model that maintains consistent marketing, sales, fulfillment and compliance procedures.
      We manufacture all of our nutritional supplements at our facility in Chesterfield, Missouri. We believe our ability to formulate and manufacture our own products enables us to produce our products efficiently while maintaining our high standards of quality assurance and proprietary product composition.
Industry Overview
Nutritional Supplement Market
      We operate primarily in the $20.3 billion U.S. nutritional supplement market, which is part of the broader $68.6 billion U.S. nutrition industry according to 2004 data published by the Nutrition Business Journal, or NBJ, and the $182.0 billion global nutrition industry, also according to the NBJ.
      We believe that a combination of demographic, healthcare and lifestyle trends are expected to drive continued growth in the nutritional supplement market. These trends include: an aging population; rising healthcare costs and use of preventative measures; and an increasing focus on weight management and fitness.
Direct Selling Market
      Direct selling involves the marketing of products and services directly to consumers in a person-to-person manner. According to the World Federation of Direct Selling Associations, or WFDSA, the 2004 global direct selling market (for all product categories) was estimated to be $99.4 billion. While the United States is currently the largest direct selling market with $29.9 billion in annual sales in 2004, international markets account for 70.0% of the entire industry, according to the WFDSA.
      For the nutrition industry, the direct selling channel accounted for approximately 34.0% of the total U.S. nutritional supplements sold in 2004, or approximately $6.9 billion, according to the NBJ. The direct selling channel experienced more growth than retail channels in the United States for nutritional supplement sales in 2004, according to the NBJ.
Competitive Strengths
      We believe that we possess a number of competitive strengths that have enabled us to achieve sustained growth and profitability.
      Complete, Simple Nutrition. We focus on the completeness, balance and simplicity of our basic nutritional supplements — Reliv Classic and Reliv NOW — as captured by our slogan, “Nutrition Made Simple. Life Made Rich.” We believe that our two basic nutritional supplements, together with our additional supplements and skin care products, enhance the ability of our distributors to build their businesses by providing a comprehensive, simple product offering.
      Powder-Based Nutritional Supplements. We believe that our powder-based nutritional supplements provide a competitive advantage over other supplements such as vitamins, minerals and herbs in pill or tablet form. Our nutritional products are consumed with water, milk or juice and provide an effective means of delivering nutrients to the body.

      In-House Development and Production. We have developed substantially all of our products utilizing nutrition science as the basis for product formulation. We maintain an ongoing research and development effort led by Dr. Carl W. Hastings, Ph.D. and consult with other industry professionals and with the physicians on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Additionally, we manufacture substantially all of our nutritional products at our facility in Chesterfield, Missouri, which enables us to maintain our high standards of quality assurance and proprietary product composition.
      Growing Upper-Level Distributor Team. On December 31, 2005, we had approximately 65,500 active distributors in all of our markets, of which approximately 17,800 were Master Affiliates or above, generally our most productive distributors. The number of distributors at the Master Affiliate level or above has increased from approximately 12,000 at December 31, 2003 to approximately 15,100 at December 31, 2004 to approximately 17,800 at December 31, 2005.
      Uniform Distributor Business Model. Our distributor compensation system is uniform throughout our domestic and international markets. The compensation plan is “seamless” in that distributors in each market all receive discounts and commissions on the same terms. We believe this uniform model is effective in motivating and training distributors to build their businesses and enter new markets.
      Experienced and Incentivized Management Team. Our management team is led by our founder, Robert L. Montgomery, who has been our Chief Executive Officer since the inception of our company in 1985. Assuming successful completion of the offering, our directors and executive officers will continue to beneficially own approximately 33.9% of our common stock.
Business Strategy
      Our basic objective is to increase our net sales by increasing the number and productivity of our distributors and by periodically improving our existing products and introducing new products. We also intend to invest in our infrastructure to improve our operating efficiencies, provide better service to our distributors and leverage our current operating facilities to improve our profitability. We seek to accomplish these objectives by employing the following strategic initiatives:
      Leverage and Expand our Existing Distributor Base Throughout the United States. The United States has been and will continue to be our largest market. Our domestic net sales have increased from $65.8 million for the year ended December 31, 2003 to $83.9 million for the year ended December 31, 2004. We have achieved this growth through multiple initiatives, such as increased investment in company-sponsored events and training and better utilization of our upper-level distributors. We will continue these initiatives while focusing on untapped markets in the United States.
      Expand in Existing and New International Markets. We believe there is a significant opportunity to increase our net sales in international markets. We have established a uniform business model and recently have begun to support our international markets with the assistance and experience of our proven upper-level distributors. In selected international markets, we also have begun investing in additional marketing support for our distributors. We believe this uniform business model and additional marketing expense will encourage our distributors to expand in our existing international markets and will provide a framework that facilitates our entry into new international markets.
      Invest in Improved and New Products. As a developer of nutritional supplements, it is important to continue to invest in the research and development of new and innovative products. Additionally, we will continue to improve and validate the efficacy of our existing product line. These types of investments will aid in customer and distributor retention, as well as the recruitment of new distributors.
      Expand and Improve our Manufacturing and Distribution Capabilities. We currently manufacture all of our nutritional supplements at our facility in Chesterfield, Missouri. This allows us to precisely control product composition and quality assurance. We will continue to make appropriate investments that enhance our manufacturing capabilities and capacity to further leverage our existing facilities and trained production staff.
Corporate Information
      We are incorporated under the laws of the State of Delaware and commenced our present business in October 1988. Our principal executive offices and production facility are at 136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005, and our telephone number is (636) 537-9715. We also maintain a website at www.reliv.com, but the information on the website is not part of this prospectus.

The Offering

Common stock to be offered by Reliv’ International, Inc.	1,200,000 shares

Common stock to be offered by the selling stockholders	800,000 shares

Common stock to be outstanding after this offering	16,813,052 shares

Use of Proceeds	We intend to use the net proceeds to us from this offering for the repayment of debt and for general corporate purposes, including working capital, continued domestic and international growth, and for possible product acquisitions. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Nasdaq National Market symbol	RELV
      The number of shares of common stock to be offered assumes that the underwriters’ over-allotment option is not exercised. Except as otherwise indicated, the number of shares of our common stock that will be outstanding after this offering is based on 15,613,052 shares outstanding as of January 31, 2006 and excludes:

•	806,829 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $5.79 per share;

•	65,568 shares of common stock issuable upon exercise of outstanding warrants with a weighted- average exercise price of $9.51 per share;

•	1,163,856 shares of common stock available for future grant or issuance under our 2003 Stock Option Plan; and

•	shares of common stock available for future issuance upon exercise of warrants that can be granted under our Distributor Stock Purchase Plan. We issue warrants in the amount of 25% of the total shares purchased by distributors under the plan, which purchases are limited to 10% of the distributor’s monthly compensation.
      Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option granted by the selling stockholders to the underwriters.

Summary Consolidated Financial Data
      The summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 set forth below are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2004 and 2005, and the selected balance sheet data as of September 30, 2005, set forth below are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus, and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments necessary for a fair presentation of the information when read in conjunction with our audited consolidated financial statements. Our historical results are not necessarily indicative of our results of operations for future periods, and the results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year ended December 31, 2005. This summary consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our audited consolidated financial statements, unaudited consolidated financial statements and notes thereto incorporated by reference in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Statements of Operations Data:
Sales at suggested retail	$90,110,444	$110,569,576	$139,442,752	$102,794,387	$124,124,228
Less distributor allowances on product purchases	27,183,581	33,609,853	42,460,319	31,253,292	38,043,613

Net sales	62,926,863	76,959,723	96,982,433	71,541,095	86,080,615
Income from operations	4,254,311	7,376,482	8,986,304	6,860,087	9,425,046
Net income	2,492,807	4,397,440	5,386,689	4,106,646	5,710,599
Preferred dividends accrued and paid	—	56,762	12,292	12,292	—
Net income available to common shareholders	$2,492,807	$4,340,678	$5,374,397	$4,094,354	$5,710,599
Earnings per common share — Basic	$0.18	$0.29	$0.34	$0.26	$0.36
Weighted-average shares	14,144,000	14,969,000	15,662,000	15,473,000	15,988,000
Earnings per common share — Diluted	$0.15	$0.26	$0.31	$0.24	$0.35
Weighted-average shares	16,111,000	16,706,000	17,137,000	17,069,000	16,551,000
Cash dividends declared per common share	$—	$—	$0.065	$0.030	$0.035
Other Financial Data:
Depreciation and amortization	$866,397	$935,292	$1,209,577	$818,814	$1,012,697
Purchase of property, plant and equipment	668,488	983,269	1,870,632	1,603,633	1,587,264
Purchase of stock for treasury	$626,050	$1,199,913	$1,293,980	$1,293,980	$9,891,505
Distributors & Master Affiliates(1):
United States — Active Distributors	36,400	41,000	47,190	46,030	51,470
United States — Master Affiliates and above	6,470	9,150	12,460	11,120	14,560
International — Active Distributors	21,900	20,550	26,010	24,770	16,930
International — Master Affiliates and above	2,720	2,860	2,650	2,540	2,080

	September 30, 2005

	Actual	As Adjusted(2)

Balance Sheet Data:
Cash and cash equivalents	$4,938,717	$
Working capital	3,050,822
Total assets	26,180,756
Long-term debt, less current maturities	2,215,098
Total stockholders’ equity	12,008,963

(1)	We define an active distributor as one that enrolls as a distributor or renews its distributorship during the prior twelve months. Master Affiliates and above are active distributors that have attained the highest level of discount on purchases of our products and are eligible for royalties from sales volume generated by Master Affiliates and above that they sponsor. The total number of active distributors includes the number of Master Affiliates and above.

(2)	Gives effect to the offering of 1,200,000 shares of our common stock by us at an offering price of $ per share (the last reported sale price of our common stock on , 2006) on the Nasdaq National Market, less the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds” as if they had occurred on September 30, 2005.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
As a company that distributes products through a network marketing system, we experience constant turnover among our distributors. Our failure to establish and maintain distributor relationships for any reason could negatively impact sales of our products and harm our financial condition and operating results.
      We distribute our products exclusively through approximately 65,500 independent distributors as of December 31, 2005, and we depend upon them directly for substantially all of our sales. Our network marketing organization is headed by a relatively small number of key distributors. To increase our revenue, we must increase the number, or the productivity, of our distributors. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of distributors. The loss of a significant number of distributors, including any key distributors, together with their downline sales organizations, could materially and adversely affect sales of our products and could impair our ability to attract new distributors.
      In 2005, approximately 63% of our distributors from 2004 renewed their Distributor Agreements with us. Distributors who purchase our products for personal consumption or for short-term income goals may stay with us for several months to one year. Distributors who have committed time and effort to build a sales organization, particularly our Master Affiliates and above, will generally stay for longer periods. Distributors have highly variable levels of training, skills and capabilities. The turnover rate of our distributors, and our operating results, can be adversely impacted if we and our upper-level distributor leadership do not provide the necessary mentoring, training and business support tools for new distributors to become successful salespeople in a short period of time.
Due to the high level of competition in our industry, we might fail to increase our distributor base, which could negatively impact sales of our products.
      In our efforts to attract and retain distributors, we compete with other network marketing organizations, including those in the dietary and nutritional supplement, weight management product and personal care and cosmetic product industries. Our competitors include both network marketing companies such as Alticor Inc. (Amway Corp.), Avon Products Inc., Herbalife Ltd., Mary Kay Inc., Melaleuca, Inc., Nature’s Sunshine Products Inc., NuSkin Enterprises Inc. and USANA Health Sciences Inc., as well as specialty and mass retail establishments. Because the industry in which we operate is not particularly capital-intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge who will compete with us for our distributors and customers. In addition, the fact that our distributors may easily enter and exit our network marketing program contributes to the level of competition that we face. For example, a distributor can enter or exit our network marketing system with relative ease at any time without facing a significant investment or loss of capital because (1) we have a low upfront financial cost (generally $39.95) to become a distributor, (2) we do not require any specific amount of time to work as a distributor, (3) we do not insist on any special training to be a distributor and (4) we do not prohibit a new distributor from working with another company. Our ability to remain competitive, therefore, depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan, the maintenance of an attractive product portfolio and other incentives. We cannot ensure that our programs for recruitment and retention of distributors will be successful, and if they are not, our financial condition and operating results would be harmed.
Since we cannot exert the same level of influence or control over our independent distributors as we could were they our own employees, our distributors could fail to comply with our distributor Policies and Procedures, which could result in claims against us that could harm our financial condition and operating results.
      Our distributors are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if our distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products or comply with our distributor Policies and Procedures.
      Our Policies and Procedures for our independent distributors differ according to the various legal requirements of each country in which we do business. While our Policies and Procedures are designed to govern distributor conduct and to protect the goodwill associated with our trademarks, they can be difficult to enforce because of the large number of distributors and their independent status. Violations by our distributors of applicable law or of our Policies and Procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent distributors. If any of these events occur, the value of an investment in our common shares could be impaired.
If we fail to further penetrate and expand our business in existing markets, then the growth in sales of our products, along with our operating results, could be negatively impacted.
      The success of our business is to a large extent contingent on our ability to continue to grow by further penetrating existing markets, both domestically and internationally. Our ability to further penetrate existing markets in which we compete is subject to numerous factors, many of which are out of our control. For example, government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products, which could negatively impact our business, financial condition and results of operations. Also, our ability to increase market penetration in certain countries may be limited by the finite number of persons in a given country inclined to pursue a network marketing business opportunity. Moreover, our growth will depend upon improved training and other activities that enhance distributor retention in our markets. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations may increase, which could harm our financial condition and operating results.
Failure to expand into, or to succeed in, new international markets will limit our ability to grow sales of our products.
      We believe that our ability to achieve future growth is dependent in part on our ability to continue our international expansion efforts. However, there can be no assurance that we would be able to enter new international markets on a timely basis, or that new markets would be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any foreign market. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries.
      We may be required to reformulate certain of our products before commencing sales in a given country. Once we have entered a market, we must adhere to the regulatory and legal requirements of that market. No assurance can be given that we would be able to successfully reformulate our products in any of our potential international markets to meet local regulatory requirements or attract local customers. The failure to do so could result in increased costs of producing products and adversely affect our financial condition. There can be no assurance that we would be able to obtain and retain necessary permits and approvals.
      Also, it is difficult to assess the extent to which our products and sales techniques would be accepted or successful in any given country. In addition to significant regulatory barriers, we may also encounter problems conducting operations in new markets with different cultures and legal systems from those encountered elsewhere.
      Additionally, in many markets, other network marketing companies already have significant market penetration, the effect of which could be to desensitize the local distributor population to a new opportunity, or to make it more difficult for us to recruit qualified distributors. There can be no assurance that, even if we are able to commence operations in new foreign countries, there would be a sufficiently large population of potential distributors inclined to participate in a network marketing system offered by us. We believe our future success could depend in part on our ability to seamlessly integrate our business methods, including our distributor compensation plan, across all markets in which our products are sold. There can be no assurance that we would be able to further develop and maintain a seamless compensation program.
We rely on a limited number of products for the majority of our sales and any reduction in the demand for or availability of these products would have an adverse effect on our sales.
      Reliv Classic accounted for 22.0%, 23.7% and 23.8% of our net sales in for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005, respectively, and, combined with Reliv NOW, Innergize! and FibRestore, these four products accounted for 58.1%, 61.1% and 61.0% of our net sales for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005. If demand for any of these products decreases significantly, government regulation restricts the sale of these products, we are unable to adequately source or deliver these products or we cease offering any of these products for any reason without a suitable replacement, our business, financial condition and results of operations would be materially and adversely affected.
The failure to introduce or to gain distributor and market acceptance of new products could have a negative effect on our business.
      The development and introduction of new products may be a factor in maintaining and developing our distributor network and customers. If we fail to introduce new products on a timely basis, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. For example, we recently changed the formulations of Reliv Classic and Reliv NOW and our net sales could decrease if our customers do not accept the new formulations. Factors that could affect our ability to continue to introduce new products include, among others, limited capital resources, government regulations, the inability to attract and retain qualified research and development staff, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences. Additionally, our operating results could be harmed if our existing and new products do not generate sufficient interest to retain existing distributors and attract new distributors.
      The business of marketing nutritional products is sensitive to the introduction of new products or nutritional technologies, including various prescription drugs, which may rapidly capture a significant share of the market. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements or devote greater resources to the development, promotion and sale of their products than we do.
Since we conduct all of our manufacturing operations at one facility, any interruption in our ability to operate could have a material adverse effect on our financial condition and operating results.
      We conduct our manufacturing operations at our Chesterfield, Missouri facility and store a substantial amount of raw materials and finished goods on site. An event such as a fire, flood or natural disaster could prevent us from operating for a period of time and could adversely affect our financial condition and operating results.
We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results.
      Our products consist of herbs, vitamins, minerals and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain innovative ingredients that do not have long histories of human consumption. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we have been, and may again be, subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.
We rely on independent third parties for the ingredients used in our products. If these third parties fail to reliably supply ingredients to us at required levels, then our financial condition and operating results could be harmed.
      In the event any of our third party suppliers were to become unable or unwilling to continue to provide us with ingredients in required volumes and at suitable quality levels, we would be required to identify and obtain acceptable replacement sources. There is no assurance that we would be able to obtain alternative supply sources on a timely basis. An extended interruption in the supply of ingredients would result in the loss of sales. In addition, any actual or perceived degradation of product quality as a result of reliance on third party suppliers may have an adverse effect on our sales or result in increased product returns and buybacks. We obtain the key component of Arthaffect through a non-exclusive licensing agreement. In the event that we were unable to obtain that ingredient from our supplier, we could have difficulty obtaining an acceptable alternative.
We depend on the integrity and reliability of our information technology infrastructure, and any related inadequacies may result in substantial interruptions to our business.
      Our ability to timely provide products to our distributors and their customers, and services to our distributors, depends on the integrity of our information technology system. The most important aspect of our information technology infrastructure is the system through which we record and track distributor sales, volume points, royalty overrides, bonuses and other incentives. Our primary data sets are archived and stored at a third party secure site. We have encountered, and may encounter in the future, errors in our software or our enterprise network, or inadequacies in the software and services supplied by our vendors. Any such errors or inadequacies that we may encounter in the future may result in substantial interruptions to our services and may damage our relationships with, or cause us to lose, our distributors if the errors or inadequacies impair our ability to track sales and pay royalty overrides, bonuses and other incentives, which would harm our financial condition and operating results. Such errors may be expensive or difficult to correct in a timely manner, and we may have little or no control over whether any inadequacies in software or services supplied to us by third parties are corrected, if at all. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.
If we fail to protect our trademarks, then our ability to compete could be negatively affected, which would harm our financial condition and operating results.
      The market for our products depends to a significant extent upon the goodwill associated with our trademarks. We own, or have licenses to use, the material trademark rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark protection is important to our business. Although most of our trademarks are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.
If our intellectual property is not adequate to provide us with a competitive advantage or to prevent competitors from replicating our products, or if we infringe the intellectual property rights of others, then our financial condition and operating results would be harmed.
      Our future success and ability to compete depend, in part, upon our ability to timely produce innovative products and product enhancements that motivate our distributors and customers, which we attempt to protect under a combination of patents, copyrights, trademark and trade secret laws, confidentiality procedures and contractual provisions. However, not all of our products are patented domestically or abroad, and the legal protections afforded by our common law and contractual proprietary rights in our products provide only limited protection and may be time-consuming and expensive to enforce and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to and/or superior to our products. Additionally, third parties may claim that products we have independently developed infringe upon their intellectual property rights.
      Monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect any infringement or misappropriation of our proprietary rights. Even if we detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.
If we lose the services of members of our senior management team or fail to attract and retain qualified scientific or production personnel, then our financial condition and operating results would be harmed.
      We depend on the continued services of our Chief Executive Officer and founder, Robert L. Montgomery, and our current senior management team and the relationships that they have developed with our upper-level distributor leadership. Although we have entered into employment agreements with many members of our senior management team, and do not believe that any of them are planning to leave or retire in the near term, we cannot assure you that our senior managers will remain with us. The loss or departure of any member of our senior management team, in particular Mr. Montgomery, could negatively impact our distributor relations and operating results. Mr. Montgomery’s employment agreement currently allows him at any time either to (i) reduce his level of service to us by approximately one-half with a corresponding decrease in position and compensation or (ii) terminate his employment agreement and continue in a consulting capacity for 10 years at 20% of his annual compensation as a consulting fee. The loss of such key personnel could negatively impact our ability to implement our business strategy, and our continued success will also be dependent upon our ability to retain existing, and attract additional, qualified personnel to meet our needs.
      Recruiting and retaining qualified scientific and production personnel to perform research and development work and product manufacturing are also critical to our success. Because the industry in which we compete is very competitive, we face significant challenges in attracting and retaining this qualified personnel base. We generally do not enter into employment agreements requiring these employees to continue in our employment for any period of time.
We may be held responsible for certain taxes relating to our distributors, which could harm our financial condition and operating results.
      Under current law, our distributors in the United States and the other countries in which we operate are treated for income tax purposes as independent contractors and compensation paid to them is not subject to withholding by us. The definition of independent contractor has been challenged in the past and any changes could possibly jeopardize the exempt status enjoyed by direct sellers and negatively impact our recruiting efforts. The network marketing industry has strongly opposed such bills as they relate to direct sellers. States have become increasingly active in this area as well. To date, the status of direct sellers as independent contractors has not been affected. However, there is no assurance that future legislation at the federal or state level, or in countries other than the United States, affecting direct sellers will not be enacted.
Risks Related to Our Industry
The nutritional products industry is highly competitive.
      The business of marketing nutritional products is highly competitive. The nutritional products industry includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. Additionally, companies in other industries, such as the pharmaceutical industry, could compete in the nutritional products industry. Some of these competitors have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do.
Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.
      The size of our distribution network and the results of our operations may be significantly affected by the public’s perception of us and similar companies. This perception is dependent upon opinions concerning:

•	the safety and quality of our products and ingredients;

•	the safety and quality of similar products and ingredients distributed by other companies;

•	regulatory investigations of us, our competitors and our respective products;

•	the actions of our current or former distributors;

•	our network marketing program; and

•	the network marketing business generally.
      Adverse publicity concerning any actual or purported failure by us or our distributors to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing of our products for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the reputation of our company and could negatively affect our ability to attract, motivate and retain distributors, which would negatively impact our ability to generate revenue. We cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our products.
      In addition, our distributors’ and consumers’ perception of the safety and quality of our products and ingredients, as well as similar products and ingredients distributed by other companies, can be significantly influenced by national media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, or that questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.
We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints, both domestically and abroad, and our or our distributors’ failure to comply with these restraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.
      In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. There can be no assurance that we or our distributors are in compliance with all of these regulations. Our or our distributors’ failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales.
      On March 7, 2003, the FDA proposed a new regulation to require current good manufacturing practices, or cGMPs, affecting the manufacture, packing and holding of dietary supplements. The proposed regulation would establish standards to ensure that dietary supplements and dietary ingredients are not adulterated with contaminants or impurities and are labeled to accurately reflect the active ingredients and other ingredients in the products. It also includes proposed requirements for designing and constructing physical plants, establishing quality control procedures, and testing manufactured dietary ingredients and dietary supplements, as well as proposed requirements for maintaining records and for handling consumer complaints related to current good manufacturing practices. The final rule resulting from this rulemaking process is currently undergoing review by the Office of Management and Budget. Publication of the final rule is expected in the next several weeks. Because of the long delay in issuing the final rule, there is considerable uncertainty as to the provisions of the final rule, and as to how large an impact the rule will have on the dietary supplement industry.
Our network marketing program could be found not to be in compliance with current or newly adopted laws or regulations in one or more markets, which could prevent us from conducting our business in these markets and harm our financial condition and operating results.
      Our network marketing program is subject to a number of federal and state regulations administered by the Federal Trade Commission and various state agencies in the United States as well as regulations on network marketing in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as “pyramid” or “chain sales” schemes, by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization’s products rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include “bright line” rules and are inherently fact-based. Thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts could change. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general. An adverse determination could (1) require us to make modifications to our network marketing system, (2) result in negative publicity or (3) have a negative impact on distributor morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving us directly, could have a material adverse effect on our operations.
      We also are subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems in any market in which we operate, could negatively impact our business.
Changes in consumer preferences and discretionary spending could negatively impact our operating results.
      Our business is subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our customer and distributor relationships and cause the loss of sales. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new products or product enhancements that meet these needs;

•	successfully commercialize new products or product enhancements in a timely manner;

•	price our products competitively;

•	manufacture and deliver our products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.
      If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could negatively impact our revenues, financial condition and operating results.
      Additionally, the success of our business and our operating results is dependent on discretionary spending by consumers. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, demographic trends, consumer confidence in the economy and changes in disposable consumer income.
Risks Related to this Offering and Ownership of Our Common Stock
The trading price of our common shares is likely to be volatile, and you might not be able to sell your shares at or above the offering price.
      The trading price of our common shares has been and is likely to be subject to fluctuations. Factors affecting the trading price of our common shares may include:

•	fluctuations in our quarterly operating and earnings per share results;

•	material developments with respect to future acquisitions;

•	loss of key personnel and key distributors;

•	announcements of technological innovations or new products by us or our competitors;

•	delays in the development and introduction of new products;

•	our failure to timely address changing customer or distributor preferences;

•	legislative or regulatory changes;

•	general trends in the industry;

•	recommendations and/or changes in estimates by equity and market research analysts;

•	biological or medical discoveries;

•	disputes and/or developments concerning intellectual property, including patents and litigation matters;

•	sales of common stock by our existing holders, in particular sales by management;

•	securities class action or other litigation;

•	developments in our relationships with current or future distributors, customers or suppliers; and

•	general economic conditions, both in the United States and abroad.
      In addition, if the market for health and nutrition or network marketing stocks, or the stock market in general, experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business or financial results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.
Our Chief Executive Officer, together with his family members and affiliates, controls a substantial portion of our combined stockholder voting power, and his interests may be different from yours.
      Our Chief Executive Officer, Robert L. Montgomery, together with his family (including his sons R. Scott Montgomery and Ryan A. Montgomery) and affiliates, has the ability to influence the election and removal of the members of our board of directors and, as a result, to influence the future direction and operations of our company. After this offering, Robert L. Montgomery, his family and affiliates will beneficially own approximately 22.3% of our common stock. Accordingly, they may significantly influence decisions concerning business opportunities, declaring dividends, issuing additional shares of common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. They may make decisions that are adverse to your interests.
Limited daily trading volume of our common stock may contribute to its price volatility.
      Our common stock trades on the Nasdaq National Market. During 2005, the average daily trading volume for our common stock as reported by the Nasdaq National Market was approximately 35,000 shares.

Even if we achieve a wider dissemination as to the shares offered by us and the selling stockholders pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.
Our management has broad discretion over the use of proceeds from this offering.
      The net proceeds to us from this offering are expected to be approximately $           million after deducting the expected underwriting discount and estimated offering expenses payable by us, assuming a price to the public of $          , which was the last reported sale price of our common stock on           , 2006. Management will retain broad discretion as to the use and allocation of a substantial portion of these net proceeds. Our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.
Future sales of shares by existing stockholders, including management stockholders, could cause our stock price to decline.
      If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the 90-day contractual lock-up of our directors and executive officers, which is subject to adjustment, the trading price of our common shares could decline below the offering price. Canaccord Adams Inc., on behalf of the underwriters, may, in its sole discretion, permit those who have entered into lock-up agreements with the underwriters to sell shares prior to the expiration of the lock-up agreements. The sale of substantial amounts of Mr. Robert L. Montgomery’s or management’s stock in the public market, or the perception that these sales may occur, could reduce the market price of our stock.
We may issue preferred stock in the future, with rights senior to our common stock.
      We have authorized in our certificate of incorporation the issuance of up to three million shares of preferred stock. We may issue shares of preferred stock in one or more new series. Our board of directors may determine the terms of the preferred stock without further action by our stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. Although we have no present plans to issue shares of preferred stock or to create new series of preferred stock, if we do issue preferred stock, it could affect the rights, or even reduce the value, of our common stock.

FORWARD-LOOKING STATEMENTS
      This prospectus includes both historical and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this prospectus. We disclaim any intent or obligation to update any forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our opinions or expectations. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in “Risk Factors.”

USE OF PROCEEDS
      We expect to receive net proceeds of approximately $          from the sale of 1,200,000 shares of our common stock in this offering, assuming an offering price to the public of $           per share, which was the last reported sale price of our common stock on                     , 2006, and after deducting the expected underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders.
      We expect to use a portion of the net proceeds from this offering to repay a promissory note issued to a former director and executive officer and his wife in connection with the repurchase of shares of our common stock. The outstanding principal amount was $3.1 million at December 31, 2005. The note requires principal payments through March 31, 2009 and accrues interest at a rate of 4.0% per year. We expect to use the remainder of the net proceeds to us, together with our available cash, for general corporate purposes including working capital, our continued domestic and international growth and for possible product acquisitions.
DIVIDEND POLICY
      In 2004, our board of directors adopted a dividend program to make regular distributions to our stockholders. Since that time, we have declared and paid the following dividends:

Dividends Paid
Dividend Record Date	Per Common Share

May 17, 2004	$0.030
November 15, 2004	0.035
May 18, 2005	0.035
November 14, 2005	0.040
      The declaration and payment of dividends in the future will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

CAPITALIZATION
      The following table summarizes our cash and cash equivalents and our total capitalization as of September 30, 2005 on an actual basis and as adjusted to give effect to the sale of 1,200,000 shares of our common stock by us in this offering at an assumed public offering price of $           per share, which was the last reported sale price of our common stock on                     , 2006, after deducting the expected underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders. The information in the table below should be read in conjunction with “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our consolidated financial statements as well as our Quarterly Report on Form 10-Q filed on November 4, 2005, and related notes incorporated by reference in this prospectus.

	September 30, 2005

	Actual	As Adjusted

Cash and cash equivalents	$4,938,717	$

Debt (including current maturities):
Current maturities of long-term debt	$919,225		$19,225
Long-term debt, less current maturities:
Promissory note	2,200,000		—
Other	15,098		15,098

Total long-term debt, less current maturities	2,215,098		15,098

Total debt	3,134,323		34,323
Stockholders’ equity:
Preferred stock, par value $.001 per share; 3,000,000 shares authorized; no shares issued and outstanding	—		—
Common stock, par value $.001 per share; 30,000,000 authorized; 15,665,848 shares issued and 15,616,607 shares outstanding actual; 16,865,848 shares issued and 16,816,607 shares outstanding, as adjusted(1)	15,666
Additional paid-in capital	22,955,687
Accumulated deficit	(9,838,046)		(9,838,046)
Foreign currency translation adjustment	(700,143)		(700,143)
Treasury stock	(424,201)		(424,201)

Total stockholders’ equity	12,008,963

Total capitalization	$15,143,286	$

(1)	Does not include options to purchase 806,829 shares of our common stock issuable upon exercise at a weighted-average exercise price of $5.79 per share or warrants to purchase 65,568 shares of our common stock issuable upon exercise at a weighted-average exercise price of $9.51 per share. The total shares available for future grant under our 2003 Stock Option Plan is 1,163,856. This also does not include shares of common stock available for future issuance upon exercise of warrants that can be granted under our Distributor Stock Purchase Plan. We issue warrants in the amount of 25% of the total shares purchased by distributors under the plan, which purchases are limited to 10% of the distributor’s monthly compensation.

PRICE RANGE OF OUR COMMON STOCK
      Our common stock trades on the Nasdaq National Market under the symbol “RELV.” On February 21, 2006, the last reported sale price of our common stock was $12.05 per share on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.

	High	Low

Year Ending December 31, 2006
First Quarter (through February 17, 2006)	$18.69	$11.80
Year Ending December 31, 2005
Fourth Quarter	15.59	8.50
Third Quarter	10.85	8.10
Second Quarter	11.35	8.78
First Quarter	10.50	7.66
Year Ending December 31, 2004
Fourth Quarter	9.27	6.50
Third Quarter	9.87	5.70
Second Quarter	12.24	8.32
First Quarter	9.97	5.10

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 set forth below are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 set forth below are derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2004 and 2005, and the selected balance sheet data as of September 30, 2004 and 2005, set forth below are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus, and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments necessary for a fair presentation of the information when read in conjunction with our audited consolidated financial statements. Our historical results are not necessarily indicative of our results of operations for future periods, and the results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year ended December 31, 2005. This selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our audited consolidated financial statements, unaudited consolidated statements and notes thereto incorporated by reference in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

Statements of Operations Data:
Sales at suggested retail	$83,496,234	$74,410,042	$90,110,444	$110,569,576	$139,442,752	$102,794,387	$124,124,228
Less distributor allowances on product purchases	22,216,449	21,466,995	27,183,581	33,609,853	42,460,319	31,253,292	38,043,613

Net sales	61,279,785	52,943,047	62,926,863	76,959,723	96,982,433	71,541,095	86,080,615
Costs and expenses:
Cost of products sold	25,023,444	12,562,385	11,569,163	13,228,050	16,662,935	11,994,551	14,528,561
Distributor royalties and commissions	15,929,756	18,795,153	24,205,030	29,916,744	38,622,537	28,417,457	34,507,541
Selling, general, and administrative	20,545,175	20,555,649	22,898,359	26,438,447	32,710,657	24,269,000	27,619,467
Impairment of goodwill	407,292	—	—	—	—	—	—

Total costs and expenses	61,905,667	51,913,187	58,672,552	69,583,241	87,996,129	64,681,008	76,655,569
Income from operations	(625,882)	1,029,860	4,254,311	7,376,482	8,986,304	6,860,087	9,425,046
Other income (expense):
Interest expense	(639,172)	(527,208)	(340,343)	(234,956)	(243,118)	(177,523)	(262,443)
Other income	115,626	24,788	120,839	157,914	264,503	143,082	163,996

Total other income (expense)	(523,546)	(502,420)	(219,504)	(77,042)	21,385	(34,441)	(98,447)
Income before income taxes	(1,149,428)	527,440	4,034,807	7,299,440	9,007,689	6,825,646	9,326,599
Provision for income taxes	(251,000)	219,000	1,542,000	2,902,000	3,621,000	2,719,000	3,616,000

Net income	(898,428)	308,440	2,492,807	4,397,440	5,386,689	4,106,646	5,710,599
Preferred dividends accrued and paid	—	—	—	56,762	12,292	12,292	—

Net income available to common shareholders	$(898,428)	$308,440	$2,492,807	$4,340,678	$5,374,397	$4,094,354	$5,710,599

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

Earnings per common share — Basic	$(0.06)	$0.02	$0.18	$0.29	$0.34	$0.26	$0.36
Weighted-average shares	14,231,000	14,349,000	14,144,000	14,969,000	15,662,000	15,473,000	15,988,000
Earnings per common share — Diluted	$(0.06)	$0.02	$0.15	$0.26	$0.31	$0.24	$0.35
Weighted-average shares	14,231,000	14,498,000	16,111,000	16,706,000	17,137,000	17,069,000	16,551,000
Cash dividends declared per common share	$—	$—	$—	$—	$0.065	$0.030	$0.035

	As of December 31,					As of September 30,

	2000	2001	2002	2003	2004	2004	2005
Balance Sheet Data:
Cash and cash equivalents	$1,198,682	$1,258,821	$3,437,966	$7,902,508	$10,151,503	$9,143,714	$4,938,717
Working capital	(15,183)	515,291	2,392,927	7,256,295	11,466,647	8,880,043	3,050,822
Total assets	20,395,115	16,986,601	18,445,986	24,680,916	30,996,667	29,315,025	26,180,756
Long-term debt, less current maturities	5,045,688	4,650,246	4,057,042	3,700,138	3,357,691	3,439,111	2,215,098
Total stockholders’ equity	$5,645,762	$5,826,850	$7,797,646	$13,072,378	$18,190,753	$15,841,733	$12,008,963

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Financial Information” and our financial statements and related notes incorporated by reference in this prospectus. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.
Overview
      We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. We also offer a line of skin care products. We sell our products through an international network marketing system using independent distributors. Sales in the United States represented approximately 90.5% of worldwide net sales for the nine months ended September 30, 2005 compared to approximately 86.3% for the comparable nine-month period in 2004. Our international operations currently generate sales through distributor networks in Australia, Canada, Germany, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom.
      We derive our revenues principally through product sales made by our global independent distributor base, which, as of September 30, 2005, consisted of approximately 68,400 distributors. Our sales can be affected by several factors, including our ability to attract new distributors and retain our existing distributor base, our ability to properly train and motivate our distributor base and our ability to develop new products and successfully maintain our current product line.
      All of our sales to distributors outside the United States are made in the respective local currency; therefore, our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as compared to the U.S. dollar. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars. From time to time, we enter into foreign exchange forward contracts to mitigate our foreign currency exchange risk.
Components of Net Sales and Expense
      Sales at suggested retail primarily represents the gross sales amounts on our invoices to our distributors before distributor allowances, and also includes freight and handling income and sales of marketing materials. Distributor allowances on product purchases represents the discount given to a distributor in purchasing nutritional supplements or skin care products from us. The amount of the discount can range between 20% to 40% of suggested retail price, depending on the rank of a particular distributor. Net sales reflect the items included in sales at suggested retail, less the distributor allowances. We record net sales and the related commission expense when the merchandise is shipped.
      Our primary expenses include cost of products sold, distributor royalties and commissions and selling, general and administrative expenses.
      Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead directly associated with production of our products and sales materials, as well as shipping costs relating to the shipment of products to distributors, and duties and taxes associated with product exports.

Cost of products sold is impacted by the cost of the ingredients used in our products, the cost of shipping the distributors’ orders, along with our efficiency in managing the production of our products.
      Distributor royalties and commissions are monthly payments made to Master Affiliates and above, based on products sold by Master Affiliates and above sponsored by such Master Affiliates or higher-level distributors. Based on our distributor agreements, these expenses typically approximate 23% of sales at suggested retail. Also, we include other sales leadership bonuses, such as Ambassador bonuses, in this line item. We generally expect total distributor royalties and commissions to approximate 40% of our net sales. Distributor royalties and commissions are directly related to the level of our sales and, absent any changes in our distributor compensation plan, should continue at comparable levels as a percentage of net sales as in recent periods.
      Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation and amortization, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits; the amount we decide to invest in distributor training and motivational initiatives; the cost of regulatory compliance, such as the costs incurred to comply with the various provisions of the Sarbanes-Oxley Act of 2002; and other administrative costs.
Results of Operations
      The following table sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of products sold	18.4	17.2	17.2	16.8	16.9
Distributor royalties and commissions	38.5	38.9	39.8	39.7	40.1
Selling, general and administrative	36.4	34.4	33.7	33.9	32.1

Income from operations	6.7	9.5	9.3	9.6	10.9
Interest expense	(0.5)	(0.3)	(0.3)	(0.2)	(0.3)
Other income	0.2	0.2	0.3	0.2	0.2

Income before income taxes	6.4	9.4	9.3	9.6	10.8
Provision for income taxes	2.5	3.8	3.7	3.8	4.2

Net income	4.0%	5.7%	5.6%	5.7%	6.6%

Nine Months Ended September 30, 2005 and 2004
      Net Sales. Sales in the United States grew by 26.2% in the nine months ended September 30, 2005 compared to the same period in 2004. During the first nine months of 2005, our international sales declined by 16.5% over the prior year, primarily the result of price increases and changes made to the distributor qualification requirements made in our Mexican and Philippine markets. Also contributing to the net sales increase during the first nine months of 2005 were sales from the introduction of our newest product,

CardioSentials. Introduced in February 2005, net sales of this product were $3.1 million for the nine-month period ended September 30, 2005.
      The following table summarizes net sales by geographic market ranked by the date we began operations in each market for the nine-month periods ended September 30, 2004 and September 30, 2005.

	Nine Months Ended September 30,

	2004		2005		Change From Prior
					Year
		% of Net		% of Net
	Amount	Sales	Amount	Sales	Amount	%

	(dollars in thousands)
United States	$61,722	86.3%	$77,881	90.5%	$16,159	26.2%
Australia/ New Zealand	1,800	2.5	1,567	1.8	(233)	(12.9)
Canada	1,231	1.7	1,290	1.5	59	4.8
Mexico	1,977	2.8	1,237	1.4	(740)	(37.4)
United Kingdom/ Ireland	411	0.6	642	0.7	231	56.2
Philippines	2,137	3.0	1,807	2.1	(330)	(15.4)
Malaysia/ Singapore	2,263	3.2	1,539	1.8	(724)	(32.0)
Germany	—	—	118	0.1	118	—

Consolidated total	$71,541	100.0%	$86,081	100.0%	$14,540	20.3%

      The following table sets forth, as of September 30, 2004 and 2005, the number of our active distributors and Master Affiliates and above, distributors that have attained the highest level of discount and are eligible for royalties generated by Master Affiliates and above in their downline organization. The total number of active distributors also includes Master Affiliates and above. We define an active distributor as one that enrolls as a distributor or renews its distributorship during the prior twelve months. Growth in the number of active distributors and Master Affiliates and above is a key factor in continuing the growth of our business.

	September 30, 2004		September 30, 2005		% Change

		Master		Master		Master
	Active	Affiliates and	Active	Affiliates and	Active	Affiliates and
	Distributors	Above	Distributors	Above	Distributors	Above

United States	46,030	11,120	51,470	14,560	11.8%	30.9%
Australia/ New Zealand	2,990	260	2,570	240	(14.0)	(7.7)
Canada	1,440	190	1,270	200	(11.8)	5.3
Mexico	8,000	720	4,020	380	(49.8)	(47.2)
United Kingdom/ Ireland	410	50	640	90	56.1	80.0
Philippines	6,710	610	4,930	520	(26.5)	(14.8)
Malaysia/ Singapore	5,220	710	3,430	620	(34.3)	(12.7)
Germany	—	—	70	30	—	—

Consolidated total	70,800	13,660	68,400	16,640	(3.4)%	21.8%

      In the United States, new distributor enrollments, high retention and continued growth in the number of Master Affiliates and above continue to be key factors in our sales growth. In the first nine months of 2005, over 18,400 new distributors were enrolled in the United States, as compared to approximately 17,700 in the same period of 2004. Distributor retention in the United States was approximately 62.2% for the first nine months of 2005 compared to a rate of 57.7% for all of 2004. The number of distributors reaching Master Affiliate and above, distributors who have reached the highest level of discount available, has also continued to improve in the United States. In the first nine months of 2005, over 6,400 distributors qualified as new Master Affiliates, as compared to approximately 5,100 in the same period of 2004. We attribute the increase in net distributor enrollment and retention in part to the momentum created by the consistency and reinforcement of our training programs and business opportunity presentations, in the form of regional distributor conferences and other corporate-sponsored meetings. This has resulted in more distributors reaching the Master Affiliate level and above, who generally are more experienced and productive distributors.
      Our Direct Select program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States during the first nine months of 2005, we processed a total of approximately 56,900 orders under this program at a suggested retail sales value of $6.3 million, compared to 42,800 orders, at a suggested retail value of $4.5 million during the same period of 2004. The average order size at a suggested retail value increased in 2005 to $110 compared to $106 during 2004.
      During the nine months ended September 30, 2005, net sales in our international operations declined in aggregate by 16.5% to $8.2 million compared to $9.8 million for the nine months ended September 30, 2004. The decrease in international sales occurred primarily in Mexico, Malaysia/ Singapore and the Philippines because of a change in our distributor qualification requirements, which resulted in a decrease in our number of distributors in those markets. When net sales are converted using the same exchange rate for both 2004 and 2005, international net sales declined 19.1% for the first nine months of 2005 compared to the first nine months of 2004, as the U.S. dollar weakened against every currency in which we conduct operations during 2005.
      Net sales in the United Kingdom increased by 56.2% for the first nine months of 2005 compared to the first nine months of 2004, as the efforts of our new general manager and national sales manager in the UK began to show positive results. When measured in local currency, sales in the UK increased by 53.9% in the first nine months of 2005, compared to the same period in 2004. Net sales in Canada increased by 4.8% in the first nine months of 2005 compared to the same period in 2004. The sales increase in Canada is due to the weakening U.S. dollar, as when measured in local currency, Canadian sales decreased by 3.4% in the first nine months of 2005, compared to the same period in 2004.
      Net sales in the Australia/ New Zealand market decreased by 12.9% in the first nine months of 2005 compared to the same period in 2004. When net sales are converted using the same exchange rate for both 2004 and 2005, net sales in this market decreased by 17.3%. As a result of the decline in sales during the first half of 2005, the contract of the sales manager for that market was terminated during the second quarter of 2005, and we named a new sales manager in September 2005. Sales in the Malaysia/ Singapore market decreased by approximately 32.0% in the first nine months of 2005 compared to the first nine months of 2004. Currency fluctuation had a negligible effect on sales in this market. Sales decreased in Malaysia/ Singapore because our new distributor enrollments declined by nearly 50.0% during the first nine months of 2005 compared to the same period in 2004, and our active distributor count decreased by 34.3% as of September 30, 2005 compared to September 30, 2004. The decrease in new distributors in this market resulted from a change in our distributor qualification requirements.
      Net sales in Mexico decreased 37.4% in the first nine months of 2005 compared to the same period in 2004. When measured in local currency, sales declined by 39.5%. Net sales declined subsequent to a price increase and change in distributor qualification requirements, effective March 1, 2005, to make the Mexican business model consistent with the rest of our markets. Similar changes were made in the Philippines in February 2005 and sales in that market declined by 15.4% in the first nine months of 2005 compared to the same period in 2004. When measured in local currency, sales declined by 16.4%. Although sales levels in these markets are below their levels in the prior year, recent trends are showing improvement. In Mexico and the Philippines, sales in the third quarter of 2005 increased 37.0% and 10.0%, respectively, over the second quarter of 2005.
      Cost of Products Sold. Cost of products sold as a percentage of net sales remained steady at 16.9% and 16.8% for the nine months ended September 30, 2005 and 2004, respectively, as raw material costs remained fairly stable throughout the year. Operating efficiencies declined during the first quarter of 2005 compared to the prior year as the result of start-up inefficiencies related to the installation of new production equipment during the third and fourth quarters of 2004, but operating efficiencies improved during the second and third quarters of 2005.
      Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales increased slightly to 40.1% for the nine months ended September 30, 2005 compared to 39.7% for the same period in 2004. The increase is due to changes made during the first quarter of 2005 to the distributor compensation plan in the Philippines and Mexico, resulting in commission payments being made on the full suggested retail value of the products sold. With these changes, commission payments are now uniform throughout our domestic and international markets.
      Selling, General and Administrative Expenses. For the first nine months of 2005, selling, general and administrative, or SGA, expenses increased by $3.4 million compared to the first nine months of 2004. However, SGA expenses as a percentage of net sales declined from 33.9% in the first nine months of 2004 to 32.1% in the same period of 2005.
      Sales and marketing expenses represented approximately $1.7 million of the increase, including increased credit card fees due to the higher sales volume, and increased promotional bonuses and promotional trip expenses related to sales volume. General and administrative expenses increased by approximately $1.6 million, primarily in salaries and bonuses, fringe benefit expenses, travel expenses, professional service fees, and director’s fees. These increases were offset by declines in certain areas. Legal fees decreased by $184,000, and accounting fees and related expenses decreased by $446,000 in the first nine months of 2005 compared to the first nine months of 2004. The decrease in accounting fees and related expenses is due in part to our establishment of an internal audit department to supplement management’s efforts related to documenting and assessing our internal controls. In the prior year, we incurred additional third party expenses with the adoption of the internal control documentation requirements of the Sarbanes-Oxley Act.
      During the third quarter of 2005, we incurred SGA expenses of approximately $328,000 in our most recent market entry, Germany. We began sales in Germany on July 18, 2005.
      Interest Expense. Interest expense increased to $262,000 for the nine months ended September 30, 2005 compared to $178,000 for the same period in 2004. The increase is the result of higher interest rates on the term loan on our headquarters facility, coupled with additional interest expense incurred on a note we entered into in March 2005 to purchase the shares of our common stock owned by a former officer and director and his wife. The interest rate on the term loan on our headquarters facility was a variable rate loan with interest equal to the prime rate. This loan was paid in full in June 2005. The note to purchase the stock owned by the former officer and director was for $3.5 million with an interest rate of 4.0% per year, of which $3.1 million was outstanding as of September 30, 2005. We also issued a note for $593,000 to the wife of the former officer and director, which was repaid immediately after its issuance.

      Income Taxes. We recorded income tax expense of $3.6 million for the first nine months of 2005, an effective rate of 38.8%. In the first nine months of 2004, we recorded income tax expense of $2.7 million, an effective rate of 39.8%. The lower effective rate in 2005 is the result of the new Domestic Manufacturing Deduction, enacted by the American Jobs Creation Act of 2004, beginning with the 2005 tax year.
      Net Income. Our net income improved to $5.7 million ($0.36 per share basic and $0.35 per share diluted) for the nine months ended September 30, 2005 compared to $4.1 million ($0.26 per share basic and $0.24 per share diluted) for the same period in 2004. Profitability continued to increase as net sales improved in the United States, as discussed above.
Years Ended December 31, 2004 and 2003
      Net Sales. Sales in the United States, our largest market, grew by 27.4% in 2004 compared to 2003. Our international operations experienced a sales increase of 17.8% in 2004 compared to 2003, due primarily to the first full year of operation in Malaysia. We continued to implement our uniform distributor compensation plan and business model across our foreign operations. These changes reduced operating margin in the foreign markets, and, along with other sales development expenses, reduced net income in the international markets overall, but are essential to the consistent execution of our business model and sustainability of our international growth. During 2004, we did not introduce any new products in the United States; however, we introduced certain core products into our foreign markets, including FibRestore and ReversAge in Malaysia.
      The following table summarizes the net sales by geographic market for the years ended December 31, 2003 and 2004:

	Year Ended December 31,

	2003		2004		Change from
					Prior Year
		% of Net		% of Net
	Amount	Sales	Amount	Sales	Amount	%

	(dollars in thousands)
United States	$65,832	85.5%	$83,873	86.5%	$18,041	27.4%
Australia/ New Zealand	2,060	2.7	2,543	2.6	483	23.4
Canada	1,256	1.6	1,751	1.8	495	39.4
Mexico	3,338	4.3	2,634	2.7	(704)	(21.1)
United Kingdom/ Ireland	475	0.6	545	0.6	70	14.7
Philippines	3,419	4.4	2,865	3.0	(554)	(16.2)
Malaysia/ Singapore	580	0.8	2,771	2.9	2,191	377.8

Consolidated total	$76,960	100.0%	$96,982	100.0%	$20,022	26.0%

      The following table sets forth the number of our active distributors and Master Affiliates and above as of December 31, 2003 and 2004:

	December 31, 2003		December 31, 2004		% Change

		Master		Master		Master
	Active	Affiliates and	Active	Affiliates and	Active	Affiliates and
	Distributors	Above	Distributors	Above	Distributors	Above

United States	41,000	9,150	47,190	12,460	15.1%	36.2%
Australia/ New Zealand	2,570	230	3,040	290	18.3	26.1
Canada	1,140	180	1,480	210	29.8	16.7
Mexico	7,700	1,370	9,000	710	16.9	(48.2)
United Kingdom/ Ireland	410	70	450	60	9.8	(14.3)
Philippines	7,380	810	6,760	650	(8.4)	(19.8)
Malaysia/ Singapore	1,350	200	5,280	730	291.1	265.0

Consolidated total	61,550	12,010	73,200	15,110	18.9%	25.8%

      In the United States, our largest market, the number of active distributors increased to 47,190 at December 31, 2004 from 41,000 at December 31, 2003. New distributor enrollments in the United States increased to 22,975 in 2004 compared to 20,800 in 2003. The retention rate of distributors who renew their annual agreement was 57.7% in 2004, as compared to a renewal rate of 53.7% in the prior year. The renewal rate was also slightly better than the average renewal rate over the last five years of 55.0%. Master Affiliates and above increased to 12,460 in the United States as of December 31, 2004 from 9,150 as of December 31, 2003. Nearly 6,900 distributors qualified as new Master Affiliates in 2004 and 61.0% of the Master Affiliates and above as of December 31, 2003, requalified as Master Affiliates and above during 2004. In 2004, we processed approximately 207,170 wholesale orders in the United States at an average retail price of $504 compared to approximately 171,900 orders at an average of $480 in 2003.
      The increase in distributor enrollment and retention in the United States in 2004 was due in part to the momentum created by the consistency and reinforcement of our training programs and business opportunity presentations, in the form of regional distributor conferences and other corporate-sponsored meetings. Also, we held our annual international distributor conference in St. Louis, Missouri in August 2004 with approximately 6,000 distributors in attendance. These activities have resulted in more distributors reaching the Master Affiliate level and above, who generally are more experienced and productive distributors.
      In the Australia/ New Zealand market, net sales increased to $2.5 million in 2004 from $2.1 million in 2003. New distributor enrollments during 2004 in the Australia/ New Zealand market were 1,419, as compared to 905 in 2003. Distributor renewals in the market were 63.1% in 2004 as compared to 65.3% in 2003. A portion of the sales increase as measured in U.S. dollars is the result of the strengthening of the Australian and New Zealand dollars relative to the U.S. dollar, but sales in Australia measured in local currency increased in 2004, as well. On a local currency basis, sales in Australia increased by 11.1% in 2004 compared to 2003, whereas local currency sales in New Zealand decreased by 9.3% in 2004 compared to 2003. In September 2003, we changed our compensation plan to pay royalties based on the full retail price of products. This change in the compensation plan was part of our worldwide plan to make the business model seamless from country to country. As a result of the additional royalty expense due to the compensation plan change, along with the added expenses of the new sales manager, the market experienced a net loss in 2004. The combined net loss for the Australia/ New Zealand market was $132,000 in 2004 compared to net income of $2,000 in 2003. Similar changes in the compensation plans were made in Canada and the United Kingdom earlier in 2003, and similar changes were made for the Mexican and Philippine markets in 2005.

      Net sales in Canada increased in 2004 to $1.8 million from $1.3 million in 2003. During 2004, the Canadian dollar continued to strengthen considerably compared to the U.S. dollar, and this caused a portion of the net sales improvement, when expressed in U.S. dollars. In Canadian dollars, net sales improved by 28.9% in 2004 compared to 2003. New distributor enrollments were 853 in 2004 compared to 594 in 2003, with a distributor renewal rate of 49.9% during 2004. The Canadian operation showed an increase in net income in 2004 to $249,000, as compared to a net income of $155,000 in 2003. Growth in the Canadian market is a by-product of the success being experienced in the U.S. market, as the same sales development strategies are used in Canada.
      Net sales in Mexico in 2004 were $2.6 million compared to $3.3 million in 2003. New distributor enrollments increased in 2004 to 7,904 compared to 5,939 in 2003. Net sales in Mexico declined due in part to more stringent Master Affiliate qualification requirements and other changes to the distributor compensation plan, as the distributor force in Mexico was adversely affected by these changes. The net loss in this market decreased to $113,000 in 2004, as compared to a net loss of $134,000 in 2003.
      Net sales in the United Kingdom in 2004 were $545,000 compared to $475,000 in 2003. The increase in net sales is almost entirely due to the stronger UK pound compared to the U.S. dollar. Net sales in UK pounds for 2004 increased by 2.7% compared to 2003. New distributor enrollments were 193 in 2004 compared to 166 in 2003. The net loss incurred in this market increased to $183,000 in 2004 from $115,000 in 2003. The increase in sales was offset by higher commission expenses, as we made a change to the UK compensation plan, similar to the Australia/ New Zealand market, to pay royalties on the full retail value of the products.
      Net sales in the Philippines in 2004 were $2.9 million compared to $3.4 million in 2003. New distributor enrollments were 5,360 in 2004 compared to 6,311 in 2003. As in Mexico, net sales declined due in part to the changes made in the business model and distributor compensation plan, which resulted in fewer distributors in the Philippines. The Philippines operations had a net loss of $164,000 in 2004 compared to a net loss of $15,000 in 2003. Approximately $65,000 of the net loss was due to a valuation allowance recorded against deferred tax assets for net operating loss carryforwards that the likelihood of utilization is uncertain prior to their expiration in 2005 and 2006. Additionally, the Philippines operation was subject to a minimum corporate income tax based on gross profit of approximately $45,000.
      Malaysia/ Singapore had net sales of $2.8 million during 2004 compared to net sales of $580,000 during 2003. Malaysia opened in September 2003, and Singapore opened in March 2004. Approximately 4,900 new distributors enrolled during 2004 in this market compared to approximately 1,200 new distributor enrollments during the last four months of 2003. We had a net loss of $170,000 in this market in 2004 compared to a net loss of $237,000 during 2003, Malaysia’s start-up year.
      Our Direct Select Program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States in 2004, the program processed a total of 58,800 orders for a suggested retail value of $6.2 million compared to 40,300 orders totaling $4.3 million in 2003. The average order size at suggested retail value remained constant at $106 in both 2004 and 2003.
      Cost of Products Sold. Cost of products sold as a percentage of net sales remained steady at 17.2% for 2003 and 2004. Increased volume efficiencies were offset by expenses incurred in the start-up of a manufacturing equipment upgrade installed during the third and fourth quarters of 2004. Overall ingredient costs in 2004 were stable, with nominal price increases on some items. Also, the cost of increased analytical testing procedures required under Australian regulations increased cost of products sold.

      Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales increased to 39.8% in 2004 compared to 38.9% in 2003. The continuing increase in the percentage was the result of royalty payments being made on the full retail value of the products in most of our international markets. These expenses are governed by our Distributor Agreements and are directly related to the level of sales. Included in the 2004 distributor royalties and commissions are royalties of $2.0 million earned through the Ambassador Program as compared to $1.5 million in 2003. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. As of December 31, 2004, there were 238 Ambassadors compared to 210 Ambassadors at the end of 2003.
      Selling, General and Administrative Expenses. SGA expenses as a percentage of net sales were 33.7% for 2004 and 34.4% in 2003. The percentage decrease is due to the increase in our net sales. Total SGA expenses increased from $26.4 million in 2003 to $32.7 million in 2004.
      In 2004, total distribution and warehouse expenses increased to $1.6 million from $1.5 million in 2003 primarily due to increased expenses in the United States to support the growth in sales.
      Total sales and marketing expenses in 2004 were $14.5 million compared to $11.9 million in 2003, an increase of 21.9% in 2004. Amounts paid in the “Star Director Bonus” and other volume-related bonuses paid to distributors increased by $1.1 million in 2004 as compared to 2003, as the result of increased sales. The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2004, $3.6 million was paid through this program compared to $2.8 million in 2003. Credit card processing fees also increased by $408,000 in 2004 as compared to 2003, also as the result of increased sales. Distributor training and other distributor support expenses increased by $304,000. Sales and marketing expenses, as a percentage of net sales, were 14.9% in 2004 and 15.4% in 2003.
      Total general and administrative expenses in 2004 were $16.6 million compared to $13.1 million in 2003. The expenses paid to outside parties in 2004 to supplement management’s documentation and assessment of internal controls required under Section 404 of the Sarbanes-Oxley Act were the most significant component of this increase. Accounting fees increased by $1.3 million from 2003 to 2004. Most of this increase was related to the expenses incurred to perform the work required under the Sarbanes-Oxley Act. Because of the increase in our stock price over the first six months of 2004, we became classified as an “accelerated filer.” As a result, the period of time in which we had to perform this internal control assessment was compressed. Many of these costs were one-time expenses, as part of the first year start-up and documentation under the Sarbanes-Oxley Act.
      Total staff compensation and fringe benefits increased by 13.9%, or $1.3 million, in 2004 compared to 2003. This increase is due to the increase in incentive compensation bonuses paid during 2004, the addition of Malaysia and Singapore and various staffing increases, primarily in the United States. Significant changes in general and administrative expenses included an increase in travel expenses by $167,000 in 2004 compared to 2003; business insurance expenses increased by $191,000 in 2004 compared to 2003; and director’s fees, investor relations expenses and other expenses related to being a publicly-traded company increased by $356,000 in 2004 compared to 2003.
      Interest Expense. Interest expense in 2004 was $243,000 compared to $235,000 in 2003. Interest expense increased slightly in 2004, as the prime rate increased from 4.0% at the end of 2003 to 5.25% at the end of 2004. The term loan on our headquarters facility was a variable rate instrument equal to the prime rate.

      Income Taxes. Income tax expense was $3.6 million for 2004 and $2.9 million for 2003. The effective tax rate for 2004 was 40.2%. State income taxes, along with foreign losses with no U.S. tax benefit, represent most of the increase over the U.S. statutory tax rate of 34.0%. Also, in the Philippines, a minimum corporate income tax and a valuation allowance recorded against the deferred tax asset had a slight impact on the effective tax rate in 2004. The effective tax rate for 2003 was 39.8%.
      Net Income. Our 2004 net income available to common stockholders was $5.4 million or $0.31 per share diluted. This compares with net income of $4.3 million or $0.26 per share diluted in 2003. Net income in the United States, our primary market, was $5.9 million in 2004 compared to net income of $4.7 million in 2003 and led to our overall improvement in both sales and profitability. Net loss from international operations was $513,000 in 2004 compared with a net loss of $344,000 in 2003. Our net income was adversely impacted by the expenses we incurred related to the first year of management’s documentation and assessment of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002.
Years Ended December 31, 2003 and 2002
      Net Sales. We experienced strong improvements in both sales and profitability in 2003, led by the results in the United States. Our foreign operations continued to show improved results, with overall international sales increasing by 14.5%, and the net loss in markets opened at least one year improved slightly from the prior year. During 2003, we did not introduce any new products in the United States, however, we introduced certain core products into our foreign markets, including Reliv Classic in the Philippines and SoySentials in Mexico. In December 2003, we discontinued our line of coated granola bars due to low sales volume.
      The following table summarizes the net sales by geographic market for the years ended December 31, 2002 and 2003:

	Year Ended December 31,

	2002		2003		Change From
					Prior Year
		% of Net		% of Net
	Amount	Sales	Amount	Sales	Amount	%

	(dollars in thousands)
United States	$53,210	84.5%	$65,832	85.6%	$12,622	23.7%
Australia/ New Zealand	1,923	3.1	2,060	2.7	137	7.1
Canada	983	1.6	1,256	1.6	273	27.8
Mexico	2,905	4.6	3,338	4.3	433	14.9
United Kingdom/ Ireland	446	0.7	475	0.6	29	6.5
Philippines	3,460	5.5	3,419	4.4	(41)	(1.2)
Malaysia/ Singapore	—	0.0	580	0.8	580	—

Consolidated total	$62,927	100.0%	$76,960	100.0%	$14,033	22.3%

      The following table sets forth the number of our active distributors and Master Affiliates and above as of December 31, 2002 and 2003:

	December 31, 2002		December 31, 2003		% Change

		Master		Master		Master
	Active	Affiliates and	Active	Affiliates and	Active	Affiliates and
	Distributors	Above	Distributors	Above	Distributors	Above

United States	36,400	6,470	41,000	9,150	12.6%	41.4%
Australia/ New Zealand	2,550	240	2,570	230	0.8	(4.2)
Canada	950	170	1,140	180	20.0	5.9
Mexico	6,030	1,170	7,700	1,370	27.7	17.1
United Kingdom/ Ireland	390	80	410	70	5.1	(12.5)
Philippines	11,980	1,060	7,380	810	(38.4)	(23.6)
Malaysia/ Singapore	—	—	1,350	200	—	—

Consolidated total	58,300	9,190	61,550	12,010	5.6%	30.7%

      In the United States, our largest market, the number of active distributors increased to 41,000 from 36,400 during 2003. New distributor enrollments increased to 20,800 in 2003 compared to 18,148 in 2002. The retention rate of distributors who renew their annual agreement was 53.7% in 2003, as compared to a renewal rate of 64.6% in the prior year. Although the renewal rate decreased, it was comparable to the average renewal rate over the last five years of 55.0%. Master Affiliates and above increased to 9,150 in the United States as of December 31, 2003 from 6,470 as of December 31, 2002. Nearly 5,000 distributors qualified as new Master Affiliates in 2003 and 65.0% of the Master Affiliates and above as of December 31, 2002 requalified as Master Affiliates and above during 2003. In 2003, we processed 171,900 wholesale orders in the United States at an average retail price of $480 compared to 145,680 orders at an average of $452 in 2002.
      Our Direct Select Program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States in 2003, the program processed a total of 40,300 orders for a net sales total of $4.3 million compared to $3.1 million in 2002. The average order size increased slightly in 2003 to $106, as compared to $104 in 2002.
      In the Australia/ New Zealand market, net sales increased to $2.1 million in 2003 from $1.9 million in 2002. New distributor enrollments during 2003 in the Australia/ New Zealand market were 905, as compared to 908 in 2002. Distributor renewals in Australia were 67.0% and in New Zealand 56.0% in 2003 as compared to 61.0% and 47.0% in 2002, respectively. The increase in sales is due entirely to the strengthening of the Australian and New Zealand dollars relative to the U.S. dollar. On a local currency basis, sales in Australia decreased by 10.1% in 2003 compared to 2002, whereas local currency sales in New Zealand decreased by 20.6% in 2003 compared to 2002. Combined net income for the Australia/ New Zealand market was $2,000 in 2003 compared to $11,000 in 2002.
      Net sales in Canada improved in 2003 to $1.3 million from $983,000 in 2002. During 2003, the Canadian dollar strengthened compared to the U.S. dollar, and this caused a portion of the net sales improvement, when expressed in U.S. dollars. In Canadian dollars, net sales improved by 13.8% in 2003 compared to 2002. New distributor enrollments were 594 in 2003 compared to 469 in 2002. The Canadian operation showed an increase in net income in 2003 to $155,000, as compared to a net income of $132,000 in 2002.

      Net sales in Mexico in 2003 were $3.3 million compared to $2.9 million in 2002. New distributor enrollments increased in 2003 to 5,939 compared to 4,495 in 2002. The net loss in this market increased to $134,000 in 2003, as compared to $53,000 in 2002, as a result of costs incurred in relocating the main office in Mexico City, along with higher staffing costs.
      Net sales in the United Kingdom in 2003 were $475,000 compared to $446,000 in 2002. The increase in sales is entirely due to the stronger UK pound compared to the U.S. dollar. Net sales in UK pounds for 2003 decreased by 2.4% compared to 2002. New distributor enrollments were 166 in 2003 compared to 161 in 2002. The net loss incurred in this market increased from $67,000 in 2002 to $115,000 in 2003. The increase in sales was offset by higher commission expenses, as we made a change to the UK compensation plan, similar to that in the Australia/ New Zealand market, to pay royalties on the full retail value of the products. Also contributing to the loss were higher office and staffing expenses in 2003 compared to 2002.
      Net sales in the Philippines in 2003 were $3.4 million compared to $3.5 million in 2002. New distributor enrollments were 6,311 in 2003 compared to 10,665 in 2002. The Philippines operations had a net loss of $15,000 in 2003 compared to a net loss of $137,000 in 2002. Sales in the Philippines in 2003 were affected by a price increase and additional shipping charges that went into effect on March 1, 2003.
      We started operations in Malaysia in September 2003 and had $580,000 in sales during the remainder of 2003. Approximately 1,200 new distributors signed up during that same period.
      Cost of Products Sold. During 2003, cost of products sold was 17.2% of net sales compared with 18.4% in 2002. The decrease in the percentage of cost of goods sold is the result of greater efficiencies gained in the production facility from increased production levels needed to support the growth in sales. Overall ingredient costs have remained stable. However, efficiencies are being gained as production levels have increased with minimal staffing increases and improved coverage of the fixed manufacturing costs. We have also introduced more of our core products in a larger can size, which has had a favorable impact on production efficiencies.
      Distributor Royalties and Commissions. Distributor royalties and commissions, as a percentage of net sales, increased to 38.9% in 2003 compared to 38.5% in 2002. The increase in the percentage in 2003, as compared to 2002, is the result of royalty payments being made on the full retail value of the products in Canada, the United Kingdom, and Australia/ New Zealand. These expenses are governed by our Distributor Agreements and are directly related to the level of sales. Included in distributor royalties and commissions are royalties of $1.5 million for 2003 earned through the Ambassador Program as compared to $1.3 million in 2002. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. As of December 31, 2003, there were 210 Ambassadors compared to 174 Ambassadors at the end of 2002.
      Selling, General and Administrative Expenses. SGA expenses as a percentage of net sales were 34.4% in 2003, and 36.4% in 2002. The percentage decrease is due to the increase in our net sales. Total SGA expenses increased from $22.9 million in 2002 to $26.4 million in 2003. The SGA expense total in 2003 also includes $540,000 for Malaysia, its first year of operations.
      In 2003, total distribution and warehouse expenses increased slightly to $1.5 million from $1.3 million in 2002 primarily due to increased expenses in the United States to support the growth in sales.
      Total sales and marketing expenses in 2003 were $11.9 million compared to $9.8 million in 2002, an increase of 20.6% in 2003. Promotional trip expenses increased to $1.3 million in 2003, as compared to $829,000 in 2002. The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2003, $2.8 million was paid through this program compared to $2.1 million in 2002. Credit card processing fees also increased by $304,000 in 2003 as compared to 2002 as the result of increased sales. Sales and marketing expenses, as a percentage of net sales, were 15.4% in 2003 and 12.7% in 2002.
      Total general and administrative expenses in 2003 were $13.1 million compared to $11.7 million in 2002. General and administrative expenses in Malaysia were approximately $540,000 in 2003, its first year of operations. Total staff compensation and fringe benefits increased by 14.0%, or $1.2 million, in 2003 compared to 2002, due to the increase in incentive compensation bonuses paid during 2003, the addition of Malaysia, and various staffing increases, primarily in the United States. Significant changes in general and administrative expenses included an increase in travel expenses of $179,000 in 2003 compared to 2002; general and franchise taxes increased by $100,000 in 2003 compared to 2002; and investor relations and other expenses related to being a publicly traded company increased by $113,000; however, legal expenses decreased by $225,000 in 2003 compared to 2002.
      Interest Expense. Interest expense was $235,000 in 2003 and $340,000 in 2002. Interest expense decreased in 2003 compared to 2002, as we realized a full year of reduced interest expense on the term loan for our headquarters facility, which was renegotiated in mid-2002. Under the revised agreement, the interest decreased from 8.5% to a variable rate equal to the prime rate. Additionally, we did not utilize any short-term borrowings after the first quarter of 2002, due to our improved liquidity and financial condition.
      Income Taxes. Income tax expense was $2.9 million for 2003 and $1.5 million for 2002. Effective tax rates for 2003 and 2002 were 39.8% and 38.2%, respectively. State income taxes, along with foreign losses with no U.S. tax benefit, represent most of the increase over the U.S. statutory tax rate of 34.0%.
      Net Income. Our 2003 net income available to common stockholders was $4.3 million or $0.26 per share diluted. This compares with net income of $2.5 million or $0.15 per share diluted in 2002. Net income in the United States, our primary market, was $4.7 million in 2003 compared to net income of $2.6 million in 2002. Net loss from international operations was $344,000 in 2003 compared with a net loss of $147,000 in 2002. The net loss in our newest market, Malaysia, comprised $237,000 of the net loss from international operations in 2003.
Financial Condition, Liquidity and Capital Resources
      We generated $10.4 million of net cash during the first nine months of 2005 from operating activities, $1.5 million was used in investing activities, and we used $13.9 million in financing activities. This compares to $5.5 million of net cash provided by operating activities, $1.5 million used in investing activities, and $2.8 million used in financing activities in the first nine months of 2004. Cash and cash equivalents decreased by $5.2 million to $4.9 million as of September 30, 2005 compared to December 31, 2004.
      Significant changes in working capital items consisted of an increase in inventories of $745,000, an increase in accounts payable and accrued expenses of $1.6 million, and a decrease in refundable income taxes payable of $1.3 million in the first nine months of 2005. The increase in inventory is to support the higher sales levels in the United States, coupled with the initial production requirements for the opening in Germany. The increase in accounts payable and accrued expenses is due to increased production volume and other expenses related to the increase in sales volume, coupled with the increase in distributor commissions payable at September 30, 2005 compared to December 31, 2004. This increase in distributor commissions payable is the result of higher worldwide sales in September 2005 compared to December 2004. The decrease in the refundable income taxes is the result of a refund received from the Internal Revenue Service on the overpayment of income tax deposits.

      Our net investing activities included $1.6 million, $1.9 million, and $983,000 for capital expenditures in the first nine months of 2005 and the years ended December 31, 2004 and 2003, respectively. The most significant financing activity in the first nine months of 2005 was $13.0 million in purchases of treasury stock. Of the $13.0 million in stock purchases, $8.9 million was paid in cash and notes were issued for the remaining $4.1 million. As of September 30, 2005, $3.1 million of the notes was outstanding. The majority of this treasury stock was purchased from a former officer, a former officer and director and his wife and three of our current officers and directors. In March 2005, we announced that our board of directors had approved a stock repurchase plan of our common stock of up to $15 million over the next three years. Approximately $3.5 million of stock was purchased from the open market during the first nine months of 2005. In June 2005, we also paid the remaining balance of the long-term debt on our headquarters facility totaling approximately $3.5 million. In 2004, we paid $975,000 for the redemption of preferred stock, $12,000 in preferred stock dividends and $1.0 million in common stock dividends. We also used $1.3 million to purchase treasury stock and received $292,000 in proceeds from the exercise of options and warrants. In 2004, all treasury stock was purchased from related parties. During 2003, we purchased $1.2 million of treasury stock and received $142,000 in proceeds from the sale of treasury stock and $328,000 in proceeds from the exercise of options and warrants.
      Stockholders’ equity decreased to $12.0 million at September 30, 2005 compared with $18.2 million at December 31, 2004. The decrease is primarily due to a stock repurchase of approximately $4.1 million of our common stock from a former officer and director and his wife in the first quarter of 2005, stock purchases from three of our officers and directors totaling $5.1 million that took place in May 2005 and $3.8 million of other 2005 treasury stock purchases, offset by our net income during the first nine months of 2005. Under the stock repurchase agreement with our former officer and director and his wife, we issued promissory notes for approximately $3.5 million and $593,000. As of September 30, 2005, $3.1 million of these notes was outstanding. Stockholders’ equity also increased by $1.3 million and $2.6 million as the result of the tax benefit from the exercise of nonqualified options and warrants during the first nine months of 2005 and the year ended December 31, 2004, respectively.
      Our working capital balance was $3.1 million at September 30, 2005 compared to $11.5 million at December 31, 2004. The current ratio at September 30, 2005 was 1.3 compared to 2.4 at previous year-end. In June 2005, we entered into a new $15 million secured revolving credit facility with our primary lender. This new facility replaced our previous operating line of credit that had a maximum borrowing limit of $1 million. The new facility expires in April 2007, and any advances accrue interest at a variable interest rate based on LIBOR. The credit facility is secured by all of our assets. The new facility includes covenants to maintain total stockholders’ equity of not less than $10.5 million, and that the ratio of borrowings under the facility to EBITDA shall not exceed 3.5 to 1.0. At September 30, 2005, we had not utilized any of the new revolving line of credit facility and were in compliance with the minimum stockholders’ equity covenant.
      Management believes that our internally generated funds, along with the proceeds from this offering, and the borrowing capacity under the new revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2006.
Critical Accounting Policies
      Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories
      Inventories are valued at the lower of cost or market. Product cost includes raw material, labor and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, we review our inventory levels in each country for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, we record inventory write-downs when costs exceed expected net realizable value. Historically, our estimates of our obsolete or unmarketable items have been materially accurate.
Foreign Currency Translation
      All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rate for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during this interim period have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that our investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.
Legal Proceedings
      In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, Accounting for Contingencies, and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.
Income Tax Matters
      We face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. In evaluating the exposure associated with our various filing positions, we estimate reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.
      At September 30, 2005, we had deferred tax assets related to net operating loss carryforwards and other income tax credits with a tax value of $2.1 million. These net operating loss carryforwards have various expiration dates, depending on the country in which they occurred. A valuation allowance of $1.7 million has been established for a portion of these deferred tax assets based on projected future taxable income and the expiration dates of these carryforwards.
Foreign Currency Risk
      Our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as we have several foreign subsidiaries and continue to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars.
      We enter into foreign exchange forward contracts with a financial institution to sell Canadian dollars in order to protect against currency exchange risk associated with expected future cash flows. We have accounted for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts are recorded as other income and expense in the consolidated statements of operations. The net changes in the fair value of these forward contracts as of September 30, 2005 was a cumulative expense of $99,000. As of September 30, 2005, we had no hedging instruments in place to offset exposure to the Australian or New Zealand dollars, Mexican or Philippine pesos, the Malaysian ringgit, the Singapore dollar, the EU Euro, or the British pound.
Interest Rate Risk
      We have $3.1 million in long-term debt with a weighted-average effective interest rate of 4.03% at September 30, 2005. Of this amount, all but $34,323 is debt with a fixed interest rate of 4.0%. Since substantially all of our long-term debt has a fixed interest rate, we are not subject to any interest rate risk.
      We also are exposed to market risk in changes in commodity prices in some of the raw materials we purchase for our manufacturing needs. However, this presents a risk that would not have a material effect on our results of operations or financial condition.
Contractual Obligations
      The table below presents our contractual obligations and commercial commitments as of September 30, 2005. This consists of our long-term debt and capital and operating leases. For the long-term debt, the amounts shown represent the principal and interest amounts by year of anticipated maturity for our debt obligations and related average interest rates based on the weighted-average interest rates at the end of the period. For the capital and operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of September 30, 2005.

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(dollars in thousands)
Promissory note(1)	$997	$2,296	$—	$—	$3,293
Other debt	21	20	—	—	41
Operating leases	66	124	13	—	203

Total obligations	$1,084	$2,440	$13	$—	$3,537

(1)	The outstanding principal amount of the promissory note was $3.1 million at September 30, 2005 and accrues interest at 4.0% per year. We intend to repay this note in full with the proceeds from this offering.

BUSINESS
Overview
      We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. Our science-based supplements are packaged in powdered form and are not only simple to use but also, when mixed with water, juice or other liquid and consumed, provide an effective means of delivering nutrients to the body. We also offer a line of skin care products. We sell our products through an international network marketing system using independent distributors. We have sold products in the United States since 1988 and in selected international markets since 1991.
      We currently offer 13 nutritional supplements and a line of seven skin care products. We have selectively evolved our product offering over our history. Our core line of nutritional supplements, which represented 61.0% of net sales for the nine months ended September 30, 2005, includes the following four products:

•	Reliv Classic and Reliv NOW — two basic nutritional supplements containing a full and balanced blend of vitamins, minerals, proteins and herbs

•	Innergize! — an isotonic sports supplement in three flavors

•	FibRestore — a high-fiber and antioxidant supplement
      These are our most successful supplements based on net sales. We have nine other nutritional supplements that complement these four core products. We periodically refine our products and introduce related new products and product categories. Our internal research and development team has developed most of our products, and we hold U.S. patents on five of these — Innergize!, FibRestore, Arthaffect, ReversAge and Cellebrate. In addition, we have applied for U.S. patents on ProVantage and CardioSentials.
      We believe that our network marketing model is the best method for the marketing and sale of our products because it utilizes ongoing personal contact among our distributors and their retail customers. This enables our distributors to communicate directly regarding the products, the business opportunity we offer and their personal experiences with both. We provide our distributors with a financially rewarding and entrepreneurial opportunity, affording them the ability to earn compensation both from the direct sale of products and from sales volume generated by distributors they sponsor. We actively support our distributors by providing marketing materials, a dependable product fulfillment system and frequent educational, training and motivational programs.
      The majority of our sales traditionally have been, and are expected to continue to be, made through our distributors in the United States. We also currently generate sales through distributor networks in Australia, Canada, Germany, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom. In each country in which we conduct business, our distributors operate under a uniform business and compensation model that maintains consistent marketing, sales, fulfillment and compliance procedures. As of December 31, 2005, our network consisted of approximately 65,500 distributors — 52,000 in the United States and 13,500 across our international markets.
      We manufacture all of our nutritional supplements at our facility in Chesterfield, Missouri. We believe our ability to formulate and manufacture our own products enables us to produce our products efficiently while maintaining our high standards of quality assurance and proprietary product composition.

Industry Overview
Nutritional Supplement Market
      We operate primarily in the $20.3 billion U.S. nutritional supplement market, which is part of the broader $68.6 billion U.S. nutrition industry according to 2004 data published by the Nutrition Business Journal, or NBJ, and $182.0 billion global nutrition industry, also according to the NBJ.
      A combination of demographic, healthcare and lifestyle trends are expected to drive continued growth in the nutritional supplement market. These trends include:

•	Aging Population: The U.S. Census Bureau projects that, by 2010, approximately 39.2% of the U.S. population will be 45 years of age or older, up from 34.5% in 2000. This growing population is expected to live longer, as the average life expectancy reached an all-time high of 74.4 years for men and 79.8 years for women in 2001 according to the Centers for Disease Control, or CDC. We believe this growing population will continue to focus on their nutritional needs as they age.

•	Rising Healthcare Costs and Use of Preventive Measures: The cost of the U.S. healthcare system has increased rapidly, reaching approximately $1.9 trillion in 2004 and is expected to reach $3.6 trillion by 2014, according to the Centers for Medicare and Medicaid Services. Since 2000, insurance premiums for family coverage have increased by 73% compared with inflation growth of 14% according to the 2005 Employer Health Benefits Survey by the Kaiser Family Foundation and Health Research and Educational Trust. In order to maintain quality of life as well as reduce medical costs, many consumers take preventative measures to improve their general health, including the use of nutritional supplements.

•	Increasing Focus on Weight Management: A study from the CDC completed in 2002 estimated that 65% of the U.S. adult population is overweight and 31% is obese. Since being overweight can lead to more serious health concerns such as diabetes, heart disease and other chronic illnesses, we believe that the rise in obesity will result in an increased need not only for weight loss products but wellness products as well.

•	Increasing Focus on Fitness: In its 2005 annual report, the International Health, Racquet & Sportsclub Association, or IHRSA, estimated that there are approximately 85 million health club members worldwide, up from approximately 60 million five years ago, representing a compound annual growth rate of 7%. In the United States, there were approximately 41 million health club members, representing 14% of the population, according to the IHRSA report. We believe that fitness-oriented consumers are interested in taking sports nutrition products to increase energy, endurance and strength during exercise.
Direct Selling Market
      Health and nutrition products are distributed through various market participants, including retailers such as supermarkets, drugstores, mass merchants and specialty retailers; direct marketers such as mail order companies and Internet retailers; and direct sellers such as network marketers and healthcare practitioners. We distribute our products through the direct selling channel via our network marketers.
      Direct selling involves the marketing of products and services directly to consumers in a person-to-person manner. Direct selling is a significant global industry largely utilized for the sale of a wide range of consumer products from companies such as Avon Products Inc., Alticor Inc. (Amway Corp.) and Tupperware Brands Corporation. According to the WFDSA, the 2004 global direct selling market (for all product categories) was estimated to be $99.4 billion. The WFDSA estimates that the number of individuals engaged in direct selling grew by a 12.6% compound annual growth rate from 1993 to 2004 to include over 13.6 million direct salespeople in the United States and 54 million salespeople worldwide.

      While the United States is currently the largest direct selling market with $29.9 billion in annual sales in 2004, international markets account for 70% of the entire industry, according to the WFDSA. Fourteen countries (including the U.S.) have annual direct sales revenue of at least $1 billion and 33 countries have annual direct sales revenue of at least $100 million, according to the WFDSA.
      For the nutrition industry, the direct selling channel accounted for approximately 34.0% of the total U.S. nutritional supplements sold in 2004, or approximately $6.9 billion, according to the NBJ. The direct selling channel experienced more growth than retail channels in the United States for nutritional supplement sales in 2004, according to the NBJ.
      We believe that we are well positioned to capitalize on the domestic and international growth trends in direct sales, as both a developer and manufacturer of proprietary nutritional products, utilizing our network marketing distribution system.
Our Competitive Strengths
      We believe that we possess a number of competitive strengths that have enabled us to achieve sustained growth and profitability.
      Complete, Simple Nutrition. We focus on the completeness, balance and simplicity of our basic nutritional supplements — Reliv Classic and Reliv NOW — as captured by our slogan, “Nutrition Made Simple. Life Made Rich.” Because these two basic nutritional supplements each contain a full and balanced blend of vitamins, minerals, proteins and herbs, supplementation is made simple for the consumer, who does not have to select and purchase several supplements for his or her basic nutritional needs. For more specific individual needs, we provide 11 additional supplements. We believe that our two basic nutritional supplements, together with our additional supplements and skin care products, enhance the ability of our distributors to build their businesses by providing a comprehensive, simple product offering.
      Powder-Based Nutritional Supplements. We believe that our powder-based nutritional supplements provide a competitive advantage over other supplements such as vitamins, minerals and herbs in pill or tablet form. Our nutritional products are consumed with water, milk or juice and provide an effective means of delivering nutrients to the body. We believe nutrients taken orally in liquid form lead to better absorption at the cellular level, or “bioavailability.”
      In-House Development and Production. We have developed substantially all of our products utilizing nutrition science as the basis for product formulation. We maintain an ongoing research and development effort led by Dr. Carl W. Hastings, Ph.D. and consult regularly with other industry professionals and with the physicians on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Since 1993, we have manufactured substantially all of our nutritional products at our facility in Chesterfield, Missouri. We believe our ability to formulate and manufacture our own products enables us to maintain our high standards of quality assurance and proprietary product composition.
      Growing Upper-Level Distributor Team. Our upper-level distributor team consists of distributors who have achieved the level of Master Affiliate or above. Our upper-level distributors generally are our most productive distributors and are essential in recruiting, motivating and training our entire distributor network. We, and our upper-level distributors, lead thousands of annual events throughout all of our markets to motivate and train distributors, including regular recruiting meetings, trainings, conference calls, training schools for Master Affiliates and higher levels and regional, national and international distributor conferences. On December 31, 2005, we had a total of approximately 65,500 active distributors in all of our markets, of which approximately 17,800 were Master Affiliates or above. The number of distributors at the Master Affiliate level or above has increased at a compound rate of 21.7% from December 31, 2003 to December 31, 2005. The top 10 distributors at the Ambassador level have been with us for an average of 13 years, which provides consistency in training new distributors and contributes to increased sales.
      Uniform Distributor Business Model. Our distributor compensation system is uniform throughout our domestic and international markets. The compensation plan is “seamless” in that distributors in each market all receive discounts and commissions on the same terms. We also provide consistent distributor documentation, training and methods throughout our system and in all of our markets. We believe this uniform model is effective in motivating and training distributors to build their businesses and enter new markets.
      Experienced and Incentivized Management Team. Our management team is led by our founder, Robert L. Montgomery, who has been our Chief Executive Officer since the inception of our company in 1985. Our executive officers have been employed by our company for an average of 13 years and are experienced in their areas of focus, which include manufacturing, sales, finance, marketing and operations. Assuming successful completion of the offering, our directors and executive officers will continue to beneficially own approximately 33.9% of our common stock.
Our Business Strategy
      Our basic objective is to increase our net sales by increasing the number and productivity of our distributors and by periodically improving our existing products and introducing new products. We also intend to invest in our infrastructure to improve our operating efficiencies, provide better service to our distributors and leverage our current operating facilities to improve our profitability. We seek to accomplish these objectives by employing the following strategic initiatives:
      Leverage and Expand our Existing Distributor Base Throughout the United States. The United States has been and will continue to be our largest market. Over the three years ended December 31, 2004, our domestic net sales grew by 25.5% compounded annually. We have achieved this growth through multiple initiatives, such as increased investment in company-sponsored events and training and better utilization of our upper-level distributors across different geographical areas. We will continue to implement these initiatives while focusing on untapped markets in the United States.
      Expand in Existing and New International Markets. We believe there is a significant opportunity to increase our net sales in international markets. We have a uniform business model and recently have begun to support our international markets with the assistance and experience of our proven upper-level distributors. In selected markets, we also have begun investing in additional marketing support for our distributors that is consistent with our successful activities in the United States, including radio and newspaper advertising and company-sponsored distributor meetings. We believe this uniform business model and additional marketing expense will encourage expansion of our distributors in our existing international markets and will provide a framework that facilitates our entry into new international markets. To that end, we continue to monitor business conditions in potential new markets and will selectively expand as timing and conditions are appropriate.
      Invest in Improved and New Products. As a developer of nutritional supplements, it is vital to continue to invest in the research and development of new and innovative products. Additionally, we will continue to improve and validate the efficacy of our existing product line. For example, in February 2006, we introduced new formulations of Reliv Classic and Reliv NOW in the United States that apply new whole soybean technology. These types of investments will aid in customer and distributor retention, as well as the recruitment of new distributors. We may attempt to acquire licenses, as necessary, for ingredients or formulas, consistent with our past practice, and we may seek out new nutritional product lines or key ingredient suppliers that could be acquired to complement our existing products and product philosophy.
      Expand and Improve our Manufacturing and Distribution Capabilities. We currently manufacture all of our nutritional supplements at our facility in Chesterfield, Missouri. This allows us to precisely control product composition and quality assurance. In 2004, we invested in an upgrade of our production lines to increase our throughput. We will continue to make appropriate investments that enhance our manufacturing capabilities and capacity to further leverage our existing facilities and trained production staff. We also are contemplating investment in automated distribution and shipping capabilities.
Our Products
Product Overview
      Our product line includes nutritional supplements that address basic nutrition, specific wellness needs, weight management and sports nutrition. We combine ingredients from science and nature in targeted, well-balanced, easy-to-use formulas that are specifically designed to enhance wellness and increase performance and energy in specific applications. Our supplements are in powdered form that the consumer mixes with water, juice or other liquid. We also have a line of skin care products.
      We currently offer 13 nutritional and seven skin care products. Our basic nutritional supplements are formulated to provide a balanced and complete level of supplementation for the consumer. For more specific needs, we provide other focused product formulations. We have purposely been selective in the number and types of products that we offer. By providing a line of targeted products, we make it simple for our distributors and consumers to choose products appropriate for their objectives. We consider four of our oldest and best selling products — Reliv Classic, Reliv NOW, Innergize! and FibRestore — to be our primary or “core” products.

      The following table summarizes our product categories. The net sales figures are for the year ended December 31, 2004:

		% of 2004	Year
Product Category	Product Name	Net Sales(1)	Introduced

Basic Nutrition	Reliv Classic	23.7%	1988
	Reliv NOW	10.7	1988
	NOW for Kids	3.0	2000
	Reliv Delight	0.3	2001

Specific Wellness	FibRestore	13.9	1993
	Arthaffect	6.1	1996
	ReversAge	5.0	2000
	SoySentials	3.0	1998
	CardioSentials	N/A	2005

Weight Management	Reliv Ultrim-Plus	3.2	1988
	Cellebrate	1.9	1995

Sports Nutrition	Innergize!	12.8	1991
	ProVantage	2.9	1997

Skin Care	ReversAge Skin Care	1.3	2001

(1)	This table does not include net sales for the year ended December 31, 2004 related to freight and handling and sales of marketing materials, which represented approximately 12.2% of net sales for the year ended December 31, 2004.
Basic Nutrition Supplements
      Our four basic nutrition supplements provide consumers with a broad spectrum of essential nutrients. Every formulation is specifically designed to optimize and enhance the benefits of the nutrients it contains.

•	Reliv Classic is a nutritional supplement containing a variety of vitamins and minerals, soy and other protein sources and various herbs. It is a vegetarian product that contains no animal compounds, artificial preservatives, artificial flavors or added simple sugars. Reliv Classic is available in the United States, Australia, New Zealand, Canada, Germany, the United Kingdom, Malaysia, Singapore and the Philippines.

•	Reliv NOW is a nutritional supplement containing a variety of vitamins and minerals, soy and other protein sources and various herbs. Reliv NOW is available in every country where we operate.

•	NOW for Kids is a product designed to provide a balanced nutritional supplement for a child’s diet and contains a variety of vitamins and minerals. NOW for Kids is available in the United States, the United Kingdom and the Philippines.

•	Reliv Delight is a powdered nutritional supplement sold as a milk replacement. Reliv Delight is available in the United States and Mexico.
Specific Wellness Supplements
      Our line of five specific wellness supplements contains specific compounds that target certain conditions and promote health. Each product is intended to work in conjunction with our basic nutritional supplement formulas to provide an effective, balanced and natural method for sustaining health and well-being.

•	ReversAge is a patented youth-promoting nutritional supplement designed to slow down the effects of the aging process. Three proprietary complexes form the foundation of the supplement: longevity complex, antioxidant complex and herbal complex. The longevity complex is restorative and designed to replenish key hormones while creating balance within the body’s major systems; the antioxidant complex is designed to slow aging at the cellular level and the herbal complex delivers a variety of herbs, including Ginkgo Biloba and Maca. ReversAge is available in every country where we operate except Germany, the United Kingdom, Ireland and Singapore. In Canada, the product is marketed as Nutriversal.

•	SoySentials is a nutritional supplement containing soy as well as other vitamins, minerals and herbs designed for use by women. SoySentials provides a woman with key nutrients targeted to promote women’s health and ease the symptoms of menopause and PMS. SoySentials is available in the United States, Canada, the UK and Mexico.

•	CardioSentials is a berry-flavored nutritional supplement introduced in February 2005 that promotes heart health. The product contains 1,500 mg of phytosterols per serving, policosanol and several powerful antioxidants. In a recent clinical study of this product, participants experienced meaningful reductions in cholesterol as well as improvement in their high-density lipoprotein, or HDL, and low-density lipoprotein, or LDL, ratios. We have applied for a U.S. patent on CardioSentials. CardioSentials is available only in the United States.

•	Arthaffect is a patented nutritional supplement containing Arthred, a patented form of hydrolyzed collagen protein, which is clinically reported to support healthy joint function. The product is available in the United States, Australia, New Zealand, Mexico, the Philippines and Canada. The product is marketed as A-Affect in Australia, New Zealand and Canada due to local product regulations.

•	FibRestore is a patented nutritional supplement containing fiber, vitamins, minerals and herbs. A modified version of the FibRestore formula is marketed in Canada under the name Herbal Harmony to comply with Canada’s nutritional regulations. FibRestore is available in all of the countries in which we operate.
Weight Management Supplements
      Our two weight management supplements combine an advanced fat-burning complex with scientifically balanced nutrition and health enhancing soy protein. Our ingredients are designed to work together to turn unwanted fat into energy without sacrificing muscle.

•	Reliv Ultrim-Plus is designed as a meal replacement (for a maximum of two meals per day) for use in a weight loss program. The product formula includes an advanced complex of thermogenic fat burners, along with an increased level of soy protein. Each serving of the product provides 35% of the recommended daily allowance of many essential vitamins and minerals. Reliv Ultrim-Plus is sold in every country where we operate.

•	Cellebrate is a patented weight loss aid designed to suppress appetite, curb the storage of body fat, and facilitate the body’s fat burning process. Cellebrate is available in the United States and Canada.
Sports Nutrition Supplements
      Our two sports nutrition supplements contain a balance of nutrients scientifically designed to improve athletic performance and endurance, as well as muscle recovery and repair.

•	Innergize! is a patented sports supplement, containing vitamins and minerals designed for performance enhancement. Innergize! is available in every country where we operate. In Canada, the product is marketed as Optain due to local product regulations.

•	ProVantage is a nutritional supplement containing soy designed to enhance athletic performance with a balance of nutrients needed to improve endurance, muscle recovery and repair. ProVantage is designed to increase muscle recovery, muscle mass and function, reduce fatigue and burn excess body fat for extra energy. The product also benefits dieters and others seeking to increase their soy intake. We have applied for a U.S. patent on ProVantage. ProVantage is available in the United States and Canada.
Skin Care Products
      Our ReversAge skin care product line combines advancements in youth-promoting nutrients with a delivery system designed to enhance the way those nutrients are absorbed and utilized by the skin. Our seven ReversAge products are designed to reduce the visible signs of aging and work within the skin to repair the damage done by the sun and environmental pollutants. Each skin care product is enriched with the Dermalongevity Complex containing (1) vitamins and antioxidants to protect the skin from ultraviolet rays, toxins and pollutants, (2) botanicals to nourish the skin with essential micronutrients that enhance the body’s healing process, and (3) moisturizing factors to replenish the skin. Our ReversAge skin care line includes:

•	Balanced Cleansing Gel

•	Total Body Renewal Lotion

•	Smooth and Lift Serum

•	Daily Skin Defense

•	Eye Renewal Cream

•	Nightly Skin Restore

•	Rich Cleansing Bar
      Our Daily Skin Defense and Total Body Renewal Lotion contain the ReversAge Read and Need technology that adjusts to different skin types and delivers the necessary moisture and nutrients to repair and replenish skin. The Nutri-Dynamic Delivery System, used in our Daily Skin Defense, Total Body Renewal Lotion and Nightly Skin Restore, holds active ingredients in place on the surface of the skin for up to 12 hours, allowing continuous delivery of youth-promoting nutrients to the skin. ReversAge skin care is available in the United States, Australia, New Zealand and Canada.
Research and Development
      We maintain an ongoing research and development effort led by Dr. Carl W. Hastings, Ph.D. and consult with other industry professionals and with the physicians on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Since 2000, we have introduced six new products, including ReversAge, NOW for Kids, Reliv Delight, CardioSentials, ReversAge Performing Enhancing Skin Care and SoySense (which was discontinued in 2005). We have also reformulated and enhanced two of our core products — Reliv Classic and Reliv NOW — twice in the past five years, most recently in February 2006. We currently are in the later development stages of a new product that we anticipate introducing during 2006. In addition, we are in the conceptual stages with respect to certain potential products that would complement our existing product line. Our research and development team consistently evaluates product advancements in the marketplace and advancements in raw materials and ingredients for new product ideas and developments.
      For the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005, our research and development expenses were $493,000, $525,000 and $442,000, respectively.

Network Marketing Program
General Overview
      We market and sell our products through a network marketing system of independent distributors, who purchase our products from us, or from other distributors, and who then sell our products directly to consumers. In addition to selling our products, our distributors also recruit others to distribute our products. Distributors receive compensation from both the sale of the products they have purchased at wholesale and, in the case of Master Affiliates and above, commissions on the volume of products sold by those Master Affiliates and above that they have sponsored. We believe network marketing is an effective way to distribute our products because it allows and relies on personal contact, education and endorsement of products which is not as readily available through other distribution channels.
      We recognize that our sales growth is based on the continued development and growth of our independent distributor force and we strive to maintain an active and motivated distributor network through a combination of quality products, discounts, commissions and bonus payments, sales conventions, training, personal recognition and a variety of publications and promotional materials. We believe that the efficacy of our products, network model and compensation model is proven by the growth of our Master Affiliates and above, generally our most productive distributor ranks.
Program Structure
      Individuals who desire to market and sell our products may become distributors by being sponsored into the program by an existing distributor, and becoming part of that distributor’s “downline.” We offer a tiered discount and commission, or royalty, format that consists of four principal levels and several sub-levels, which are designed to compensate and motivate distributors to increase their networks and sales volumes.
      Our distributors consist principally of individuals, although we also permit entities such as corporations, partnerships, limited liability companies and trusts to become distributors. A new distributor is required to complete a distributor application and, in most areas, to purchase a package of distributor materials (for $39.95 plus shipping in the United States) consisting of a Distributor Guide and CD, business forms and promotional materials. The Distributor Agreement, when accepted by us, becomes the contract between us and the distributor and obligates the distributor to the terms of the agreement, which includes our Policies and Procedures for conduct of their business. All distributors are independent contractors and are not our employees.
      In each country in which we conduct business, distributors operate under a uniform compensation system in which distributors generally are compensated based on their sales volumes. On the basis of sales volume or commission volume, distributors may achieve the following successive levels of achievement and compensation:

Designation	Discount

Retail Distributor	20%
Affiliate	25%
Key Affiliate	30%
Senior Affiliate	35%
Master Affiliate	40%	(1)
Director	40%	(1)
Key Director	40%	(1)
Senior Director	40%	(1)
Master Director	40%	(1)
Presidential Director	40%	(1)

(1)	In addition to discounts, these levels also receive commissions based on downline sales by Master Affiliates and above that they sponsor.
     Distributors purchase products from us at a discount from the suggested retail price for the products and then may sell the product at retail to customers, sell the product to other distributors at wholesale or consume the product. The amount of the discount varies depending on the distributor’s level of achievement, as indicated above.
      Distributors receive payments equal to the difference between the price at which they sell the product to customers and the discounted price they pay for the product. Distributors also earn wholesale commissions on products purchased by downline distributors in the distributor’s sponsored group equal to the difference between the price at which the distributor is entitled to purchase product and the price at which downline distributors purchase product. We calculate payments and issue a check directly to the qualified distributor once a month. For example, assume A is a 40% discount Master Affiliate who signs up B, a 30% discount Key Affiliate, who signs up C, a 20% discount Retail Distributor. If C purchases directly from us, a 10% wholesale profit check will be sent to both A and B.
      Upon achieving the level of Master Affiliate, distributors begin to receive additional compensation — “generation royalty” — payments of 8%, 6%, 4%, 3% and 2% of the retail volume of product purchased from us by Master Affiliates and above (and their personal groups) whom they have sponsored, and for each of five levels of sponsorship. To qualify for these additional compensation payments, Master Affiliates and above are required to maintain certain monthly sales volumes and to document specified levels of retail sales.
      Master Affiliates who sponsor other distributors that achieve the level of Master Affiliate are entitled to become part of the Director Program. Advancement at the Director level is based upon achieving increasing levels of royalties based on sales generated by other distributors in the Director’s downline organization. Distributors achieving each level receive recognition for their achievements at our company-sponsored events and in our publications. We also have a Star Director Program under which distributors achieving the level of Director and above receive additional compensation based on the number of Master Affiliates they have sponsored into the program. Directors receive an additional 1% to 3% royalty on the retail sales volume of Master Affiliates in their downline organization for an unlimited number of levels of sponsorship, until reaching a level that includes a Master Affiliate who also has achieved Star Director status.

      Master Directors and Presidential Directors may also be invited to participate in the Ambassador Program. As of December 31, 2005, we had 298 Ambassadors. Qualifications to be invited by us to participate in the Ambassador Program include demonstrated competence and leadership qualities. Ambassadors receive recognition and awards for achieving Ambassador status and can then achieve additional levels of accomplishment. We utilize our Ambassadors to lead meetings and conferences, and to provide training and education to our distributors. Ambassadors achieving the level of Silver and higher also participate in the “Reliv Inner Circle,” which may entitle them to receive additional compensation, paid participation in our sponsored events, health insurance and car allowances.
      In addition to the levels of compensation described, we also provide a variety of incentives, bonuses, awards and trips to distributors who achieve high sales volumes and who advance in the distributor ranks.
Distributor Training, Motivation and Management
      Our marketing efforts are focused on the development, training, motivation and support of our independent distributors. We support an active training program for our distributors in which our representatives and experienced distributors, usually Ambassadors, lead group training sessions. We provide distributors with manuals, brochures and other promotional, training and informational publications. We encourage distributors to hold regular Tuesday evening recruiting meetings and Saturday training sessions. We sponsor weekly training conference calls in which a significant number of distributors participate.
      Our sponsorship generally includes the following:

•	During 2005, we sponsored approximately 40 training schools on a quarterly basis in all of our markets for new Master Affiliates;

•	In the United States, we sponsor five regional distributor conferences annually;

•	For each market in which we operate, we sponsor an annual conference for distributors; and

•	In the United States, we sponsor an annual International Conference for all distributors.
      During 2005, we invested approximately $4.2 million in training, conferences and promotional events for our distributors worldwide.
Distributor Compliance
      Our distributor organization and business model are designed and intended to promote the sale of our products to consumers by distributors. Sales training and promotional efforts emphasize that intention. To that end, and to comply with applicable governmental regulations of network marketing organizations, we have established specific programs and requirements for distributors, including (1) monitoring by us of purchases by distributors to identify potentially excessive individual purchases, (2) requiring that distributors certify to a minimum number of retail sales, and (3) requiring that distributors certify the sale of at least 70% of previous purchases of a particular product prior to the purchase of additional amounts of such product. Distributors are not required at any time to purchase product, although Master Affiliates and above are required to maintain certain minimum sales levels in their personal groups to continue receiving generation royalty compensation payments.
      Distributors may create their own advertising provided that it is within our advertising rules. Unless a distributor is using our designed and approved advertisements, the distributor must submit for approval in writing all advertising (e.g. brochures, flyers, audio tapes, classified or display ads, radio scripts) to our Compliance Department before placing it or arranging for placement.
      Pursuant to our Policies and Procedures, which are incorporated by reference into our Distributor Agreement, distributors are permitted to make only those claims about our products that have been approved by us and/or provided in sales and training materials. Distributors acknowledge that our products are not represented as drugs and they are not authorized to make any diagnosis of any medical condition, make drug-type claims for, or prescribe our products to treat or cure, any disease or condition. We do not authorize or permit our distributors to make any express or implied references with regard to our products that they cure, prevent or relieve disease, replace or augment medication, provide therapy, promote healing, alleviate illnesses or symptoms of illnesses, or make any other medical claims for specific ailments.
      In order to comply with regulations that apply to both us and our distributors, we conduct considerable research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on operations in that market. We devote substantial resources to obtaining the necessary licenses and approvals and maintaining operations that are in compliance with the applicable limitations. We also research laws applicable to distributor operations and revise or alter distributor materials and products and similar matters, as required by applicable regulations in each market.
      Regulations in existing and new markets often are ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. In addition, regulations affecting our business often change and are subject to varying interpretation and application. We make every effort to monitor and comply with changes in laws and regulations as they occur.
      We have a Compliance Department that receives and reviews allegations of distributor misconduct. If we determine that a distributor has violated our Policies and Procedures, we may take a number of disciplinary actions. For example, we may impose sanctions such as warnings or suspensions until specific conditions are satisfied, or take other appropriate actions at our discretion, including termination of the distributor’s agreement.
Geographic Presence
Markets
      We currently sell our products throughout the United States and in 10 other countries around the world. We have sold products in the United States since 1988 and sold our first product outside of the United States in 1991 when we entered Australia. In 2005, approximately 10% of our net sales were generated outside of the United States.
      The table below shows the countries in which we operate and the year we commenced selling products:

Country	Year Entered

United States	1988
Australia	1991
New Zealand	1992
Canada	1992
Mexico	1993
United Kingdom(1)	1995
Philippines	2000
Malaysia	2003
Ireland	2003
Singapore	2004
Germany	2005

(1)	Includes Great Britain, Scotland, Wales and Northern Ireland.

     Within the United States, we sell our products to distributors in all 50 states. We derived more than 5.0% of our net sales in 2004 in each of California, Kansas, Illinois, Arizona, Nebraska and Utah. Sales of our products are focused in markets where we have developed distributors with key concentrations in California, Arizona, the Plains states (specifically, Kansas, Nebraska, Missouri and Oklahoma), the Chicago metropolitan area, and the Southeast. We believe that there is the opportunity to increase the number of our distributors in all markets where we sell our products, particularly in California and the Southeast as our existing distributor bases grow and expand. Additionally, we intend to develop and strengthen distributor groups in other markets, which may include the Mid-Atlantic states and Texas.
      We organize all of our international operations under our wholly owned subsidiary, Reliv’ World. As of December 31, 2005, Reliv’ World consisted of the following market-specific entities: Reliv’ Australia, Reliv’ New Zealand, Reliv’ Canada, Reliv’ Mexico, Reliv’ UK (including Ireland), Reliv’ Philippines, Reliv’ Malaysia, Reliv’ Singapore, and Reliv’ Germany. We have utilized this method of separate corporations in most of our markets, as local business licensing and product approvals require a local entity.
      We believe that there is a significant opportunity to increase sales in all of our current international markets. We have established a uniform business model and compensation plan across all of our markets, and we have recently begun to support our international markets with the marketing support and know-how of our proven distributors. We are currently embarking on a targeted plan of developing new distributor groups in Australia, using one of our top distributors to work on-site in Australia to establish and then cultivate a new distributor network. We believe that other of our top distributors will have a similar interest to expand their distributor networks internationally and can do so effectively with similar support from us.
      In addition to increasing sales in current international markets, our expansion strategy targets selected new foreign markets. Our recent entry into Germany and our 10 years of experience in the UK offer us the opportunity to expand into additional EU markets. Similarly, our presence in Malaysia, Singapore and the Philippines provides us with familiarity from which to expand into other areas of Asia.
New Market Entry Process
      We constantly evaluate new markets for our products. In order to do so, we perform an analysis of synergies between new and existing countries and distributor presence or interest in new markets, market conditions, regulatory conditions, product approval procedures and competition before selecting markets to enter. Once we decide to enter a new market, we first hire local legal counsel and/or a consultant with appropriate expertise to:

•	help ensure that our network marketing system and products comply with all applicable regulations;

•	help establish favorable public relations in the new market by acting as an intermediary between us and local regulatory authorities, public officials and business people; and

•	explain our products and product ingredients to appropriate regulators and, when necessary, to arrange for local technicians to conduct required ingredient analysis tests of the products.
      Where regulatory approval in a foreign market is required, local counsel and/or consultants work with regulatory agencies to confirm that all of the ingredients in our products are permissible within the new market. Where reformulation of one or more of our products is required, we attempt to obtain substitute or replacement ingredients. During the regulatory compliance process, we may alter the formulation, packaging, branding or labeling of our products to conform to applicable regulations as well as local variations in customs and consumer habits, and we may modify some aspects of our network marketing system as necessary to comply with applicable regulations.

      Following completion of the regulatory compliance phase, we undertake the steps necessary to meet the operations requirements of the new market. In the majority of our new markets, we establish a sales center in a major city and provide for product purchases by telephone and/or pick up. Product is shipped to the purchaser from a warehouse located in the general geographic market or the distributor may walk in to the local office and purchase products, if a pick up center is available. In addition, we initiate plans to satisfy inventory, personnel and transportation requirements of the new market, and we modify our distributor materials, cassette recordings, video cassettes and other training materials as necessary to be suitable for the new market.
      In some countries, regulations applicable to the activities of our distributors also may affect our business because in some countries we are, or regulators may assert that we are, responsible for our distributors’ conduct. In these countries, regulators may request or require that we take steps to ensure that our distributors comply with local regulations.
Manufacturing
      We established a manufacturing line at our facility in Chesterfield, Missouri and began to manufacture all of our nutritional supplements in early 1993. We expanded our Chesterfield facility in 1997 to now include 126,000 square feet of space. At our Chesterfield facility, we manufacture all of our nutritional supplements for distribution both domestically and internationally. Our skin care line is manufactured by a third party that is both owner and licensee of certain proprietary technology used in our skin care products.
      Our ability to manufacture our nutritional supplements is a competitive advantage with respect to competitors not engaged in manufacturing and contributes to our ability to provide high-quality products. Our product manufacturing includes identifying suppliers of raw materials, acquiring the finest quality raw materials, blending exact amounts of raw materials into batches, and canning and labeling the finished products. Since we carefully select our ingredient suppliers, we are able to control the quality of raw materials and our finished products. We have not experienced any difficulty in obtaining supplies of raw materials for our nutritional supplements. By monitoring and testing products at all stages of the manufacturing process, we can precisely control product composition. In addition, we believe we can control costs by manufacturing our own nutritional supplements.
      In 1996, we received approval from the Australian Therapeutic Goods Administration, or TGA, to manufacture products sold in Australia at our Chesterfield plant. The certification of our Chesterfield site by the Australian TGA also satisfied Canadian requirements. In 2004, our Chesterfield plant was audited and re-certified by the Australian TGA.
Fulfillment
      Distributors order product in case lots of individual quantities and pay for the goods prior to shipment. We offer our Direct Select Program for distributors and their retail customers to order product in less than case lots directly from us by phone. Auto-Ship, an automatic monthly reorder program available for distributors and customers, provides a simple and convenient ordering process for consumers as well as distributors wanting to satisfy maintenance requirements. Product is shipped directly to the distributor or customer and upline distributors earn wholesale profits or, if applicable, a commission on all Direct Select Program and Auto-Ship sales.
      In the United States, our products are warehoused and shipped by common carrier to distributors. Our facility in Chesterfield, Missouri serves all parts of the country. Our products are also warehoused in, and shipped to local distributors from: Sydney, Australia; Auckland, New Zealand; Oakville, Canada; Birmingham, England; Petaling Jaya, Malaysia; Singapore; and Frankfurt, Germany. Our Philippines

subsidiary currently has approximately 22 product pick-up centers located throughout the country which are operated by local business contractors and two company-owned and operated business centers located in Makati and Davao. In Mexico, product is warehoused and shipped in and from approximately 12 distribution centers located throughout the country. With the exception of our Canada and New Zealand subsidiaries, each of our subsidiaries maintains an office and personnel to receive, record and fill orders from distributors. Distributors in Ireland order and receive product from our UK subsidiary.
      We maintain a policy that unused product may be returned by a customer to the selling distributor for a full refund or exchange within 30 days after purchase. We also maintain a policy that any distributor who terminates his or her distributorship may return saleable product which was purchased from us within twelve months of the termination for a refund of 90% of the purchase price less any compensation received relating to the purchase of the products. We believe this buyback policy addresses and satisfies a number of regulatory compliance issues pertaining to network marketing systems.
      Historically, product returns and buy backs have not been significant. Product returns and buy backs have been approximately 0.81%, 0.91%, and 1.05% of net sales in 2003 and 2004, and the nine months ended September 30, 2005, respectively.
Information Technology Systems
      In order to facilitate our continued growth and support distributor activities, we continually upgrade our management information and telecommunication systems, along with increasing our internet-based capabilities. These systems include: (1) a centralized host computer in our Chesterfield headquarters, which is linked to our international offices via secure frame relay connections that provide real-time order entry and information to respond to distributor inquiries, as well as financial and inventory management systems; (2) local area networks of personal computers within our markets, serving our local administrative staffs; (3) an international e-mail system through which our employees communicate; (4) an Avaya telecommunication system that services the U.S. market; and (5) internet capabilities that provide a variety of online services to distributors, including product ordering, product information, event information and other related announcements, and tools to assist distributor leaders in managing their downline distributor group. We currently have an initiative underway to increase the percentage of distributor orders placed via the internet. To accomplish this goal, we have rolled out an enhanced shopping cart platform, and have announced periodic short-term incentives to encourage distributors to place their orders via the internet.
      These systems are designed to provide financial and operating data for management, timely and accurate product ordering, royalty override payment calculation and processing, inventory management, and detailed distributor records. We intend to continue to invest in our systems in order to help meet our business strategies.
Intellectual Property
      We have obtained U.S. patents on five products: Innergize!, FibRestore, Cellebrate, Arthaffect and ReversAge (specific wellness supplement). The principal ingredient delivery system of ReversAge (skin care) is licensed exclusively under issued U.S. patents. Our formulas are protected as trade secrets and, to the extent necessary, by confidentiality agreements.
      Currently, we have nineteen marks registered with the U.S. Patent and Trademark Office, or USPTO, including Reliv and the names of twelve of our thirteen products. NOW for Kids is not registered with the USPTO. Trademark registrations for selected marks have been issued or applied for in Australia, New Zealand, Canada, Mexico, the United Kingdom, Ireland, the Philippines, Malaysia, Singapore,

Germany and several other foreign countries that offer network marketing opportunities. We consider our trademarks to be an important asset of our business.
Regulation
Product Regulation
      The formulation, manufacturing, labeling and advertising or promotion of our products are subject to regulation by the Food and Drug Administration, or FDA, which regulates our products under the federal Food, Drug and Cosmetic Act, or FDCA, the Federal Trade Commission, or FTC, and various agencies of the states or countries into which our products are shipped or sold. FDA regulations include requirements and limitations with respect to the labeling of our food and cosmetic products and also with respect to the formulation of those products. FDA regulations also limit and control the extent to which health or other claims can be made with respect to the efficacy of any food and cosmetic. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990, or NLEA, and the Dietary Supplement Health and Education Act of 1994, or DSHEA, and related regulations. Such legislation governs the formulation, manufacturing, marketing and sale of nutritional supplements, including the content and presentation of health-related information included on the labels or labeling of nutritional supplements.
      The majority of the products we market are classified as dietary supplements under the FDCA. Nutritional supplements such as those we manufacture and sell, for which no therapeutic claim is made, are not subject to FDA approval prior to their sale. However, DSHEA established a pre-market notification process for dietary supplements that contain a “new dietary ingredient,” or NDI, a term that is defined as “a dietary ingredient that was not marketed in the United States before October 15, 1994,” the date on which DSHEA was signed into law. Certain NDIs that have been “present in the food supply” are exempt from the notification requirement. For those NDIs that are not exempt, DSHEA requires the manufacturer or distributor of a dietary supplement containing an NDI to submit to the FDA, at least 75 days prior to marketing, a notification containing the basis for concluding that the dietary supplement containing the NDI will “reasonably be expected to be safe.” Dietary supplement products can be removed from the market if shown to be unsafe, or if the FDA determines, based on the labeling of products, that the intended use of the product is for the diagnosis, cure, mitigation, treatment or prevention of disease. The FDA can regulate those products as “drugs” and require market approval of a “new drug application.” Manufacturers of dietary supplements that make any claims for dietary supplements, including product performance and health benefit claims, must have substantiation that the statements are truthful and not misleading.
      In January 2000, the FDA published a final rule that defines the types of statements that can be made concerning the effect of a dietary supplement on the structure or function of the body pursuant to the DSHEA. Under the DSHEA, dietary supplement labeling may bear “structure/function” claims, which are claims that the products affect the structure or function of the body, without prior FDA review. They may not, without prior FDA review, bear a claim that they can prevent, treat, cure, mitigate or diagnose disease, otherwise known as a “drug claim.” The final rule describes how the FDA will distinguish drug claims from structure/ function claims. Dietary supplements, like conventional foods, are also permitted to make “health claims,” which are claims that are exempt from regulation as “drug” claims pursuant to the amendments to the FDCA established by the NLEA in 1990. A “health claim” is a claim, ordinarily approved by FDA regulation, on a food or dietary supplement product’s labeling that “characterizes the relationship of any substance to a disease or health-related condition.” To help assure that foods, dietary supplements and cosmetics comply with the provisions of the FDCA and FDA’s regulations, the FDA has numerous enforcement tools, including the ability to issue warning letters, initiate product seizures and injunctions and pursue criminal penalties.

      Advertisements for our products are subject to regulation by the FTC. The FTC prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce and provides that the dissemination of any false advertisement pertaining to drugs, cosmetics or foods, including dietary supplements, is an unfair or deceptive practice. Under the FTC’s substantiation doctrine, an advertiser must have a “reasonable basis” for all claims made about a product. The failure to be able to adequately substantiate claims may be considered either deceptive or unfair practices. In order to avoid a violation of the FTC standards, we endeavor to assure that we have adequate substantiation for all advertising claims made for our products. In addition, the FTC has increased its scrutiny of the use of distributor testimonials. Although it is impossible for us to monitor all the product claims made by our independent distributors, we make efforts to monitor distributor testimonials and restrict inappropriate distributor claims. The FTC has been more aggressive in pursuing enforcement against dietary supplement products since the passage of DSHEA in 1994, and has brought numerous actions against dietary supplement companies, some resulting in several million dollar civil penalties and/or restitution as well as court-ordered injunctions.
      We are aware that, in some of our international markets, there has been recent adverse publicity concerning products that contain substances generally referred to as “genetically modified organisms,” or GMOs. In some markets, the possibility of health risks thought to be associated with GMOs has prompted proposed or actual governmental regulation. When necessary, we have responded to government regulations that forbid products containing GMOs by changing certain unacceptable ingredients to non-GMO. Some of our products in certain markets still contain substances that would be or might be classified as GMOs. We cannot anticipate the extent to which regulations in these markets will restrict the use of GMOs in our products or the impact of any regulations on our business in those markets. In response to any applicable future regulations, we intend to reformulate our products to satisfy the regulations. Compliance with regulatory requirements in this area should not have a material adverse effect on our business.
Sales Program Regulation
      Our distribution and sales program is subject to regulation by the FTC and other federal and state regulation as well as regulations in several countries in which we engage in business. Various state agencies regulate multi-level distribution services. We are required to register with, and submit information to, certain of such agencies and we believe we have complied fully with such requirements. We actively strive to comply with all applicable state and federal laws and regulations affecting our products and our sales and distribution programs. The Attorneys General of several states have taken an active role in investigating and prosecuting companies whose compensation plans they claim violate local anti-pyramid and/or consumer protection statutes. We are unable to predict the effect such increased activity will have on our business in the future nor are we able to predict the probability of future laws, regulations or interpretations which may be passed by state or federal regulatory authorities.
      Federal and state laws directed at network marketing programs have been adopted throughout the years to prevent the use of fraudulent practices often characterized as “pyramid schemes.” Illegal pyramid schemes compensate participants primarily for the introduction or enrollment of additional participants into the program. Often these schemes are characterized by large up-front entry or sign-up fees, over-priced products of low value, little or no emphasis on the sale or use of products, high-pressure recruiting tactics and claims of huge and quick financial rewards with little or no effort. Generally, these laws are directed at ensuring that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of products. We have obtained approval of our marketing program as required in all of the markets where we operate and do so for each country we enter.

      We believe that our network marketing system satisfies the standards and case law defining a legal marketing system. It is an ongoing part of our business to monitor and respond to regulatory and legal developments, including those that may affect our network marketing system. However, the regulatory and legal requirements concerning network marketing systems do not include “bright line” rules and are inherently fact-based.
Competition
      The business of developing and distributing nutritional and skin care products such as those we offer is highly competitive. Numerous manufacturers, distributors and retailers compete for consumers and, in the case of other network marketing companies, for distributors. Our competitors include both network marketing companies such as Alticor Inc. (Amway Corp.), Avon Products Inc., Herbalife Ltd., Mary Kay Inc., Melaleuca, Inc., Nature’s Sunshine Products Inc., NuSkin Enterprises Inc. and USANA Health Sciences Inc., as well as specialty and mass retail establishments. Our ability to remain competitive depends on the underlying science and high quality of our products and our success in recruiting and retaining distributors. The pool of individuals interested in network marketing tends to be limited in each market and may be reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. We believe that we offer a rewarding compensation plan with attractive financial benefits to compete for the time, attention and commitment of distributors. Our compensation plan is seamless, permitting international expansion.
      Reliv NOW and Reliv Classic compete with numerous supplements that offer multi-vitamin benefits. The Reliv Ultrim-Plus and Cellebrate products compete with other products in the weight loss market, including nationally advertised products such as SlimFast. Many companies have entered, or have plans to enter, the sports drink market in which Innergize! and ProVantage compete, a market led by Gatorade. With Arthaffect, FibRestore, ReversAge, CardioSentials, SoySentials and the Reliv ReversAge Performance Enhancing Skin Care, we are in the specific wellness needs product and anti-aging markets, which are extremely competitive and led by the major food and skin care companies.
Employees
      As of December 31, 2005, we and all of our subsidiaries had approximately 241 full-time employees compared with 238 such employees at the end of 2004.
Properties
      We own approximately six acres of land and a building containing approximately 126,000 square feet of office, manufacturing and warehouse space located in Chesterfield, Missouri, where we maintain our corporate headquarters and sole manufacturing facility. We believe that our worldwide facilities are suitable and adequate in relation to our present and immediate future needs.

      The following table summarizes information related to our worldwide facilities as of December 31, 2005:

Location	Nature of Use	Square Feet	Owned/Leased

Chesterfield, MO, USA	corporate headquarters/call center/manufacturing/warehouse	126,000	owned
Seven Hills (Sydney), Australia	central office/warehouse/distribution	6,900	leased
Oakville, Ontario, Canada	warehouse/distribution	2,100	leased
Mexico City, Mexico	central office/warehouse/distribution	21,000	leased
Makati City (Manila), Philippines	central office/warehouse/distribution	8,100	leased
Birmingham, England, UK	central office/warehouse/distribution	3,300	leased
Petaling Jaya, Malaysia	central office/call center	8,000	leased
Dietzenbach (Frankfurt), Germany	central office/warehouse/distribution	8,300	leased
Legal Proceedings
      From time to time, we are involved in litigation incidental to the conduct of our business. We do not believe that any current proceedings will have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT
      The following table sets forth the names and ages, as of December 31, 2005, of our executive officers and directors:

Name	Age	Position

Robert L. Montgomery	63	Director, Chairman, President and Chief Executive Officer
Stephen M. Merrick	64	Director, Senior Vice President, International and Corporate Development, General Counsel and Secretary
Carl W. Hastings, Ph.D.	63	Director and Vice President
R. Scott Montgomery	35	Senior Vice President, Worldwide Operations
Steven D. Albright	44	Vice President, Finance and Chief Financial Officer
Steven G. Hastings	40	Vice President, Sales
Ryan A. Montgomery	32	Vice President, Sales
Donald L. McCain	61	Director
John B. Akin	77	Director
Robert M. Henry	58	Director
Denis St. John	62	Director
Directors and Officers
      Robert L. Montgomery is our Chairman of the Board, President and Chief Executive Officer. Mr. Montgomery became Chairman of our board of directors and Chief Executive Officer on February 15, 1985, and President on July 1, 1985. Mr. Montgomery has been a director of Reliv’ International since 1985. Mr. Montgomery is also the President and a director of Reliv’, Inc. and President and a director of Reliv’ World Corporation, both wholly owned subsidiaries of Reliv’ International. Mr. Montgomery received a B.A. degree in Economics from the University of Missouri in Kansas City, Missouri in 1965. Mr. Montgomery is the father of R. Scott Montgomery, our Senior Vice President, Worldwide Operations, and Ryan A. Montgomery, our Vice President, Sales.
      Stephen M. Merrick has been our Senior Vice President, International and Corporate Development, Secretary, General Counsel and a member of our board of directors since July 20, 1989. Mr. Merrick is Of Counsel to Vanasco Genelly & Miller, which has served as counsel to us with respect to certain matters, and has been engaged in the practice of law for over 30 years. Mr. Merrick has represented us since our founding. Mr. Merrick received a Juris Doctor degree from Northwestern University School of Law in 1966. Mr. Merrick is also Executive Vice President and a director of CTI Industries Corporation, a manufacturer of packaging and novelty items.
      Carl W. Hastings has been our Vice President since July 1, 1992. Dr. Hastings has been employed by us since April 1991. Dr. Hastings was re-elected to our board of directors in May 2005 and formerly served as a member of our board of directors from February 1990 until May 2004. Dr. Hastings holds B.S. and M.S. degrees and a Ph.D. degree in Food Science from the University of Illinois. For more than the past 30 years, Dr. Hastings has been engaged in a variety of employment and consulting capacities as a food scientist. Dr. Hastings is the father of Steven G. Hastings, our Vice President, Sales.
      R. Scott Montgomery has been our Senior Vice President of Worldwide Operations since August 2004. Mr. Montgomery joined us in 1993 and previously served as our Vice President of International Operations from 2001 to 2004. Mr. Montgomery graduated from Southwest Missouri State University with a B.S. degree in Finance and Investments. Mr. Montgomery is the son of Robert L. Montgomery, our Chairman, President and Chief Executive Officer, and the brother of Ryan A. Montgomery, our Vice President, Sales.
      Steven D. Albright has been our Vice President, Finance and Chief Financial Officer since March 2005. Mr. Albright was our Vice President, Finance/ Controller from 2002 to 2005 and was our Controller since 1992. Prior to his employment with us, Mr. Albright was employed from 1987 to 1992 as Assistant Controller for Kangaroos USA, Inc., an athletic shoe importer and distributor. For the period from 1983 to 1987, he was employed by the public accounting firm of Ernst & Young LLP. Mr. Albright received a B.S. degree in Accountancy from the University of Illinois at Urbana-Champaign in May 1983 and is a CPA.
      Steven G. Hastings was appointed our Vice President, Sales in February 2004. Mr. Hastings was our Vice President of International Marketing from 2002 to 2004 and our Director of International Marketing from 1996 to 2002. Mr. Hastings started with us in January 1993 as Director of Marketing. Mr. Hastings graduated from the University of Illinois in 1987 with a Marketing degree and obtained his Masters in Business from Butler University in Indianapolis in 1995. Mr. Hastings is the son of Dr. Carl Hastings, our Vice President.
      Ryan A. Montgomery was appointed our Vice President, Sales in November 2004. Mr. Montgomery served as our corporate counsel from September 1999 to October 2004. Mr. Montgomery received his B.A. degree in Economics from Vanderbilt University in 1995 and graduated from Saint Louis University Law School in 1999. Mr. Montgomery is the son of Robert L. Montgomery, our Chairman, President and Chief Executive Officer, and the brother of R. Scott Montgomery, our Senior Vice President of Worldwide Operations.
      Donald L. McCain has been a member of our board of directors since July 20, 1989. Mr. McCain is the Corporate Secretary and co-owner of The Baughan Group Inc., formerly Robertson International Inc., a supplier and manufacturer of mining equipment and supplies. He is also co-owner of Coal Age Incorporated, a mining equipment manufacturer and rebuilding company. Mr. McCain co-founded G&T Resources, Inc., an owner and operator of nursing homes, in 1980 and was engaged in the management of that company until he sold his interest in September 1994. Prior to that time, Mr. McCain was employed in the food processing industry for fifteen years, most of that time was with Archer Daniels Midland Company as a manager of plant operations. Mr. McCain is the father of Ron McCain, our Director of Customer Service and the son-in-law of Robert L. Montgomery, our Chairman, President and Chief Executive Officer.
      John B. Akin has been a member of our board of directors since June 1986. Mr. Akin retired as Vice President, A.G. Edwards & Sons and resident manager of the Decatur, Illinois branch office in 1995. Mr. Akin had been associated with A.G. Edwards & Sons as a stock broker, manager and officer since April 1973. Mr. Akin holds a B.A. degree from the University of Northern Iowa, Cedar Falls, Iowa.
      Robert M. Henry has been a member of our board of directors since May 2004. On December 4, 2004, Mr. Henry became Chairman and Chief Executive Officer of Arbonne International, Inc., a skin care products company. From 2000 to 2003, he served as Chief Executive Officer and board member for Mannatech, Incorporated, a public multi-level marketing company that sells dietary supplements, wellness and weight-management products to independent distributors. From 1998 to 2000, Mr. Henry acted as an Operating Consultant for Gryphon Investors where he gave advice on the investment opportunities in the network marketing industry. From 1986 to 1998, Mr. Henry served in various executive positions in the advertising, communications, investment and women’s apparel industries. From 1982 to 1986, he served as Corporate Controller Worldwide for Amway Corporation, a multi-level marketer of various products. From 1971 to 1982, Mr. Henry served various management roles for Avon Products, Inc., including Regional

Controller, Manufacturing/ Sales/ Distribution, Chief Financial Officer for Avon Fashions, and Manager A/P & Intercompany Accounting. He received a B.S. degree in Accounting from Hunter College in New York and a J.D. from Brooklyn Law School. Mr. Henry has been a member of the New York State Bar since 1975 and also served on the Network Marketing Association board of directors during 2002.
      Denis St. John has been a member of our board of directors since May 2004. Mr. St. John is a CPA and principal with the Larson Allen Health Care Group, focusing on physicians and institutions involved in clinics, nursing homes, medical office buildings, and other real estate intensive projects. For 15 years, Mr. St. John was associated with various accounting firms working primarily in the tax area, serving mid-size, closely held companies. Mr. St. John graduated from the University of Missouri with a Bachelor of Science in Business Administration with a major in Accounting and a minor in Economics. He is a former NASD registered representative, holding Series 6 and 63 securities licenses. Mr. St. John is a member of the Missouri Society of CPAs and the American Institute of CPAs.

DESCRIPTION OF CAPITAL STOCK
General
      Our authorized capital stock consists of:

•	30,000,000 shares of common stock, par value $.001 per share; and

•	3,000,000 shares of preferred stock, par value $.001 per share
Common Stock
      The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of our common stock are entitled, among other things, (1) to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefore and (2) in the event of liquidation, dissolution or winding up of the company, to share ratably in the distribution of assets legally available therefore, after payment of debts and expenses. The holders of our common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock which we may issue in the future.
Preferred Stock
      Our board of directors has the authority, within the limitations and restrictions stated in our certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the preferences, conversion rights, cumulative, relative, participating, option or other rights, qualifications, limitations or restrictions thereof and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of our common stock.
Transfer Agent and Registrar
      The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.
Listing
      Our shares of common stock are quoted on the Nasdaq National Market under the symbol “RELV.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 2006, and as adjusted to reflect the sale of common stock in this offering (assuming no exercise of the over-allotment option granted by the selling stock holders to the underwriters), by:

•	each person known by us to be a beneficial owner of more than 5.0% of our outstanding common stock;

•	each of our executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	all selling stockholders.
      The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after January 31, 2006. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Percentage of class is based on 15,613,052 shares of common stock outstanding as of January 31, 2006.

	Before Offering			After Offering
			Shares
	Number of	Percent of	Being	Number of	Percent of
Individual/Group(1)	Shares	Class	Offered	Shares	Class

Robert L. Montgomery(2)	4,055,686	25.5%	400,000	3,655,686	21.4%
Carl W. Hastings, Ph.D.(3)	931,453	6.0%	160,000	771,453	4.6%
Stephen M. Merrick(4)	885,630	5.7%	160,000	725,630	4.3%
R. Scott Montgomery(5)	125,243	*	—	125,243	*
Steven D. Albright(6)	88,536	*	—	88,536	*
Steven G. Hastings(7)	62,965	*	—	62,965	*
Ryan A. Montgomery(8)	31,171	*	—	31,171	*
Donald L. McCain(9)	470,545	3.0%	80,000	390,545	2.3%
John B. Akin(10)	22,647	*	—	22,647	*
Robert M. Henry(11)	12,000	*	—	12,000	*
Denis St. John(12)	12,500	*	—	12,500	*
All executive officers and directors as a Group (11 persons)(13)	6,698,376	41.3%	800,000	5,898,376	33.9%

*	less than one percent

(1)	Unless otherwise indicated below, the person named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address for each person is c/o Reliv’ International, Inc., 136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005.

(2)	Includes 288,720 shares subject to options exercisable within 60 days after January 31, 2006 and 1,154,970 shares held through the Montgomery Family Limited Partnership and 470,114 shares held through Montgomery Enterprises, Ltd., for which Mr. Montgomery has sole voting and investment power.

(3)	Includes 20,000 shares subject to options exercisable within 60 days after January 31, 2006.

(4)	Includes 50,000 shares subject to options exercisable within 60 days after January 31, 2006.

(5)	Includes 50,000 shares subject to options exercisable within 60 days after January 31, 2006.

(6)	Includes 54,970 shares subject to options exercisable within 60 days after January 31, 2006.

(7)	Includes 20,743 shares subject to options exercisable within 60 days after January 31, 2006.

(8)	Includes 25,000 shares subject to options exercisable within 60 days after January 31, 2006.

(9)	Includes 50,000 shares subject to options exercisable within 60 days after January 31, 2006.

(10)	Includes 21,321 shares subject to options exercisable within 60 days after January 31, 2006.

(11)	Includes 10,000 shares subject to options exercisable within 60 days after January 31, 2006.

(12)	Includes 10,000 shares subject to options exercisable within 60 days after January 31, 2006.

(13)	Includes 600,754 shares subject to options exercisable within 60 days after January 31, 2006.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
      The following is a summary of certain material U.S. federal income tax considerations related to the ownership and disposition of our common stock that may be relevant to you. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as “IRS” in this summary.
      This summary discusses only the tax consequences to the initial investors who purchase our common stock pursuant to the initial offering and does not discuss the tax consequences applicable to subsequent purchasers of our common stock. This summary deals only with common stock held as a capital asset within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to holders of our common stock in light of their particular circumstances or to holders of common stock subject to special rules, such as financial institutions, regulated investment companies, persons subject to the alternative minimum tax, insurance companies, pension funds, tax exempt organizations, expatriates, persons treated as residents of more than one jurisdiction, partnerships or other entities treated as partnerships for U.S. federal income tax purposes and persons holding our common stock through any such entities, dealers in securities or currencies, traders who elect to mark to market their securities, persons holding our common stock as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or persons whose functional currency is not the U.S. dollar. We have not requested a ruling from the IRS on the tax consequences of owning or disposing of our common stock and the IRS could disagree with portions of this discussion. Persons considering the purchase of our common stock should consult with their own tax advisors about the application of the U.S. federal income tax laws to their particular situations as well as any tax considerations under other U.S. federal tax laws (such as estate and gift tax laws), or the laws of any state, local or foreign jurisdiction.
      As used in this prospectus, the term “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a U.S. person; or

•	a person whose ownership of our common stock is effectively connected with the conduct of a trade or business in the United States.
      As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of common stock that is an individual, corporation (including any entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not a U.S. Holder.
      If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of its owners will generally depend on their particular status and upon the activity of the entity. If you are an owner of an interest in such an entity, we suggest you consult your own tax advisor.

Distributions to U.S. Holders
      If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. Under current law, non-corporate U.S. Holders are generally subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains.
Distributions to Non-U.S. Holders
      Dividends paid to a Non-U.S. Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate unless an applicable income tax treaty reduces or eliminates such tax and the Non-U.S. Holder claims the benefit of that treaty by timely providing a properly completed and duly executed IRS Form W-8BEN. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.
      A Non-U.S. Holder may generally obtain a refund of any excess income tax amounts withheld with respect to a distribution on our common stock by filing an appropriate claim for a refund together with the required information with the IRS.
      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if an income tax treaty applies, attributable to a Non-U.S. Holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-U.S. Holder timely provides a properly completed and duly executed IRS Form W-8ECI and other applicable requirements are met. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable income tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty.
Gain on Disposition of Common Stock by U.S. Holders
      A U.S. Holder will recognize gain or loss on the sale or exchange of our common stock to the extent of the difference between the amount realized on such sale or exchange and the holder’s adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Under current law, non-corporate U.S. Holders are generally subject to a maximum tax rate of 15% on long-term capital gain.

Gain on Disposition of Common Stock by Non-U.S. Holders
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if an income tax treaty applies, the gain is attributable to a Non-U.S. Holder’s U.S. permanent establishment. In such case, the Non-U.S. Holder will, unless an applicable income tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax;

•	a Non-U.S. Holder who is an individual holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, unless an applicable tax treaty provides otherwise, the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses; or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period a Non-U.S. Holder held our common stock (the shorter period hereinafter referred to as the “lookback period”); provided that if our common stock is regularly traded on an established securities market, this rule will generally not cause any gain to be taxable unless the Non-U.S. Holder owned more than 5% of our common stock at some time during the lookback period. We do not believe that we are a USRPHC and do not expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.
Information Reporting and Backup Withholding Tax
      Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding on certain payments on common stock.
      A U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to dividends on, and the proceeds from the sale or redemption of, common stock, unless such holder (a) is an entity that is exempt from withholding, which includes, among others, corporations, and when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number, which, for an individual, is ordinarily his or her social security number, and otherwise complies with applicable requirements of the backup withholding rules.
      Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. The amount of dividends paid to a Non-U.S. Holder and any U.S. federal withholding tax deducted from those dividends will be reported annually to the IRS and the Non-U.S. Holder.
      Under Treasury regulations, payments on the sale of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a foreign partnership with significant U.S. ownership, or a U.S. branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.
      Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING
      Canaccord Adams Inc., Avondale Partners, LLC and The Seidler Companies Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares

Canaccord Adams Inc.
Avondale Partners, LLC
The Seidler Companies Incorporated

Total	2,000,000

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      Some of the selling stockholders have granted to the underwriters an option to purchase up to 300,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely for the purpose of covering any over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for certain liabilities.
      The underwriters are offering the shares, subject to prior sale by us to the underwriters, which sale is subject to approval of legal matters by the underwriters’ counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
      The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at the public offering price less a selling concession not in excess of $           per share. The underwriters also may allow, and the dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

		Without	With
		Over-	Over-
		Allotment	Allotment
	Per Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount paid by us
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders
      The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us. These expenses include a portion of the fees and expenses of the underwriters’ counsel and any additional expenses incurred by the underwriters in excess of $250,000.
      We, each of our executive officers and directors and the selling stockholders have agreed that, subject to certain exceptions, during the period ending 90 days after the date of this prospectus, which we refer to as the restricted period, neither we nor our executive officers and directors will, without the prior consent Canaccord Adams Inc., directly or indirectly offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged or exercisable for any such shares of common stock or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the common stock. The 90-day restricted period will be extended if (1) during the 17 calendar days before the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period after the end of the restricted period.
      In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, passive market making and purchases to cover syndicate short positions created in connection with the offering.
      The underwriters also may impose a penalty bid, whereby the underwriters may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the underwriters repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and the selling stockholders. They have received customary fees and commissions for these transactions.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at Room 1500, 100 F Street, NE, Washington, D.C. 20549. You should call 1-800-SEC-0330 for further information. The SEC maintains an internet site at www.sec.gov where certain information regarding issuers (including Reliv’) may be found. Our web site address is www.reliv.com.
      This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-                    ). The registration statement contains more information than this prospectus regarding Reliv’ and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We “incorporate by reference” information into this prospectus. This means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.
      We incorporate by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition. We also incorporate by reference all future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished under Item 2.02 or Item 7.01 of any Form 8-K that is listed below or that is filed in the future, which information is not deemed filed under the Exchange Act), until the underwriters have sold all of the securities offered hereby.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005;

•	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the SEC on May 10, 2005, for the fiscal quarter ended June 30, 2005, filed with the SEC on August 9, 2005, and for the fiscal quarter ended September 30, 2005, filed with the SEC on November 4, 2005;

•	Current Reports on Form 8-K filed with the SEC on March 16, 2005, April 20, 2005, June 3, 2005, June 9, 2005 and October 13, 2005; and

•	The descriptions of our common stock and our preferred share purchase rights which are contained in registration statements filed under the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating such descriptions.
      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may obtain any of the documents incorporated by reference in this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into the information that this prospectus incorporates. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:
Reliv’ International, Inc.
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005
(636) 537-9715
Attn: Corporate Secretary
LEGAL MATTERS
      The validity of the shares to be sold in this offering will be passed upon by Vanasco Genelly & Miller, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP, Los Angeles, California.
EXPERTS
      Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

2,000,000 shares
Reliv’ International, Inc.
Common Stock

PROSPECTUS

Canaccord Adams
Avondale Partners
The Seidler Companies Incorporated
, 2006
      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock of possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.
      The following table sets forth the various expenses to be paid by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc., or NASD, filing fee.

SEC registration fee		$3,109
NASD filing fee		3,405
Printing expenses		*
Nasdaq National Market fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
      As permitted by the Delaware General Corporation Law, or DGCL, Reliv’ International, Inc., or Reliv’, has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to Reliv’ or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the rights of Reliv’ and its stockholders (through stockholders’ derivative suits on behalf of Reliv’) to recover monetary damages against a director for breach of the fiduciary duty of care as a director except in the situations described in (i) through (iv) above. This provision does not limit nor eliminate the rights of Reliv’ or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. These provisions will not alter the liability of directors under federal securities laws.
      The Certificate of Incorporation and the Bylaws of Reliv’ provide that Reliv’ is required and permitted to indemnify its officers and directors, employees and agents under certain circumstances. In addition, if permitted by law, Reliv’ is required to advance expenses to its officers and directors as incurred in connection with proceedings against them in their capacity as a director or officer for which they may be indemnified upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. At present, Reliv’ is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of Reliv’ in which indemnification would be required or permitted.

ITEM 16.	EXHIBITS.

Exhibit	Description

1.1	Form of Underwriting Agreement (filed herewith).
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of Schedule 14A of the Registrant filed on April 17, 2003).
3.2	Bylaws (previously filed).
3.3	Amendment to Bylaws dated March 22, 2001 (previously filed).
4.1	Form of Reliv’ International, Inc. common stock certificate (previously filed).
5.1	Opinion of Vanasco Genelly & Miller regarding the validity of the securities to be offered in this offering (to be filed by amendment).
23.1	Consent of Vanasco Genelly & Miller (to be filed by amendment).
23.2	Consent of Ernst & Young LLP (filed herewith).
24.1	Power of Attorney (previously filed).

ITEM 17.	UNDERTAKINGS.
      The undersigned registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof,

(2) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

(3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(4) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesterfield, State of Missouri on February 22, 2006.

RELIV’ INTERNATIONAL, INC.

By:	/s/ Steven D. Albright

Steven D. Albright

Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date

* Robert L. Montgomery		Chairman, President and Chief Executive Officer	February 22, 2006

/s/ Steven D. Albright Steven D. Albright		Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 22, 2006

* Stephen M. Merrick		Director	February 22, 2006

* Carl W. Hastings		Director	February 22, 2006

* Donald L. McCain		Director	February 22, 2006

* John B. Akin		Director	February 22, 2006

* Robert M. Henry		Director	February 22, 2006

* Denis St. John		Director	February 22, 2006

*By:	/s/ Steven D. Albright Steven D. Albright Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

1.1	Form of Underwriting Agreement (filed herewith).
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of Schedule 14A of the Registrant filed on April 17, 2003).
3.2	Bylaws (previously filed).
3.3	Amendment to Bylaws dated March 22, 2001 (previously filed).
4.1	Form of Reliv’ International, Inc. common stock certificate (previously filed).
5.1	Opinion of Vanasco Genelly & Miller regarding the validity of the securities to be offered in this offering (to be filed by amendment).
23.1	Consent of Vanasco Genelly & Miller (to be filed by amendment).
23.2	Consent of Ernst & Young LLP (filed herewith).
24.1	Power of Attorney (previously filed).